Filed Pursuant to Rule 424(b)(5)
Registration No. 333-136007

P r o s p e c t u s  S u p p l e m en t

(To Prospectus dated July 25, 2006)

$1,000,000,000

Floating Rate Convertible Senior Notes due 2037

The notes will mature on July 15, 2037. You may, at your option, convert the notes into cash and shares of our common stock at any time on or prior to the close of business on the business day immediately preceding the maturity date. The initial conversion rate is 10.8530 shares of our common stock per $1,000 principal amount of notes. This represents an initial conversion price per share of $92.14. Upon conversion, you will receive, in respect of each $1,000 principal amount of notes surrendered for conversion, cash and shares of our common stock, if any, equal to the sum of the daily settlement amounts for each day of the observation period (as defined herein). The “daily settlement amount” for each of the ten trading days of the observation period will consist of: (1) an amount in cash equal to the lesser of $100 and the daily conversion value (as defined herein) relating to such day, and (2) to the extent such daily conversion value exceeds $100, a number of shares equal to (A) the difference between such daily conversion value and $100 divided by (B) the common stock price (as defined herein) for such day. We will have the option to deliver cash in lieu of all or any portion of the shares, if any, deliverable upon conversion. If you elect to convert your notes in connection with certain changes in control (as defined herein) that occur on or prior to July 15, 2008, we will increase the conversion rate by a number of shares of our common stock determined as described herein.

The notes will bear interest at an annual rate equal to 1-month LIBOR, reset monthly beginning August 15, 2007, minus 23 basis points, initially 5.09% per annum; provided that such rate will never be less than 0% per annum. Interest will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning on October 15, 2007. Interest will accrue on a monthly basis based on the relevant 1-month LIBOR, but such interest will be payable only on a quarterly basis on each quarterly interest payment date (and the amount of interest payable on each such quarterly interest payment date will be the aggregate amount of interest accrued, if any, without compounding, for each of the three immediately preceding 1-month LIBOR interest periods).

The notes will be unsecured and will rank equally with all of our other unsecured and unsubordinated debt and other obligations from time to time outstanding.

We have the option to redeem for cash all or a portion of the notes at any time on or after July 15, 2008 at a price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, up to but not including the date of redemption, payable in cash. You have the option to require us to repurchase all or a portion of your notes in connection with any change in control and on July 15, 2008, 2009, 2012, 2017, 2022, 2027 and 2032 for cash at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest up to but not including the date of repurchase. See “Description of the Notes—Redemption and Repurchase of the Notes—Repurchase of Notes at the Option of the Holder” and “Description of the Notes—Redemption and Repurchase of the Notes—Right to Require Repurchase of Notes Upon a Change in Control.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriter proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. The underwriter has agreed to purchase the notes from us at 100.0% of their principal amount ($1,000,000,000 of proceeds to us), subject to the terms and conditions in the underwriting agreement between the underwriter and us.

Our common stock is listed on The New York Stock Exchange under the symbol “GCI.” On June 26, 2007, the last reported sale price for our common stock was $54.20 per share. We do not intend to apply to list the notes for trading on any securities exchange or for trading in any automated quotation system. Currently, there is no public market for the notes.

The notes will be ready for delivery in book-entry only form through The Depository Trust Company and its participants, including Euroclear and Clearstream, on or about June 29, 2007.

Citi

June 26, 2007

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus regarding this offering. You must not rely on any unauthorized information or representation. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is current only as of the date of the applicable document. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date on the cover of this prospectus supplement and the accompanying prospectus.

The following information concerning Gannett should be read in conjunction with the information contained in the accompanying prospectus. Capitalized terms used and not defined in this prospectus supplement have the same meanings as in the accompanying prospectus. The words “Gannett,” “we,” “us” and “our” as used in this prospectus supplement refer only to Gannett Co., Inc. and its consolidated subsidiaries except that in the section entitled “Description of the Notes,” such terms refer solely to Gannett Co., Inc. and not any of its subsidiaries.

FORWARD-LOOKING INFORMATION

Certain statements made in this prospectus supplement and the accompanying prospectus (including documents incorporated by reference) may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. The words “expect”, “intend”, “believe”, “anticipate”, “likely”, “will” and similar expressions generally identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those anticipated in the forward-looking statements. Except as required by law, we are not responsible for updating, or revising any forward-looking statements, whether as a result of new information, future events or otherwise.

Potential risks and uncertainties which could adversely affect our ability to obtain these results include, without limitation, the following factors: (a) increased consolidation among major retailers or other events which may adversely affect business operations of major customers and depress the level of local and national advertising; (b) an economic downturn in some or all of our principal newspaper or broadcasting markets leading to decreased circulation or local, national or classified advertising; (c) a decline in general newspaper readership and/or advertiser patterns as a result of competitive alternative media or other factors; (d) an increase in newsprint or syndication programming costs over the levels anticipated; (e) labor disputes which may cause revenue declines or increased labor costs; (f) acquisitions of new businesses or dispositions of existing businesses; (g) a decline in viewership of major networks and local news programming; (h) rapid technological changes and frequent new product introductions prevalent in electronic publishing; (i) an increase in interest rates; (j) a weakening in the Sterling to U.S. dollar exchange rate; and (k) general economic, political and business conditions.

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SUMMARY

This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus. This summary is not complete and does not contain all of the information that you should consider before making an investment decision. For a more complete understanding of our company and this offering, we encourage you to read this entire document, including the financial and other information included in or incorporated by reference into this prospectus and the documents to which we have referred.

Gannett Co., Inc.

Gannett Co., Inc. is a leading international news and information company. In the United States, we publish 85 daily newspapers, including USA TODAY, and nearly 1,000 non-daily publications. Along with each of our daily newspapers, we operate Internet Web sites offering news and advertising that are customized for the market served and integrated with our publishing operations. USA TODAY.com is one of the most popular news sites on the Web. We are the largest newspaper publisher in the United States.

Newspaper publishing operations in the United Kingdom, operating as Newsquest, include 18 daily newspapers, nearly 300 non-daily publications, locally integrated Web sites and classified business Web sites with national reach. Newsquest is the second largest regional newspaper publisher in the U.K.

In broadcasting, we operate 23 television stations in the United States with a market reach of more than 20 million households. Each of these stations also operates locally oriented Internet Web sites offering news, entertainment and advertising content in text and video format. Through our subsidiary, Captivate, our broadcasting group delivers news and advertising to a highly desirable audience demographic through video screens in office towers and select hotel elevators.

Our Total Online Internet Audience in March 2007 was over 23 million unique visitors, reaching about 14.6% of the Internet audience, as measured by Nielsen//NetRatings.

Complementing our publishing and broadcasting businesses, we have made strategic investments in the online advertising business through our subsidiary, PointRoll, which provides online advertisers with rich media marketing services, and through several important partnership investments, including CareerBuilder for employment advertising; Classified Ventures for auto and real estate ads; Topix.net, a news content aggregator; ShermansTravel, an online travel service; ShopLocal, a provider of online marketing solutions for local, regional and national advertisers of all types; and 4INFO, which provides mobile phone search services.

Gannett was founded by Frank E. Gannett and associates in 1906 and incorporated in 1923. We went public in 1967 and reincorporated in Delaware in 1972. Our more than 234 million outstanding shares of common stock are held by approximately 9,600 shareholders of record in all 50 states and several foreign countries. We have approximately 49,700 employees.

Our principal executive offices are located at 7950 Jones Branch Drive, McLean, Virginia 22107; telephone (703) 854-6000.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

The Issuer	Gannett Co., Inc.

Securities Offered	$1.0 billion aggregate principal amount of Floating Rate Convertible Senior Notes due 2037.

Issue Price	100% of the principal amount of the notes, plus accrued interest, if any.

Maturity	July 15, 2037.

Interest Rate and Payment Dates

The notes will bear interest at an annual rate equal to 1-month LIBOR, reset monthly, minus 23 basis points, initially 5.09% per annum; provided that such rate will never be less than 0% per annum. Interest will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning October 15, 2007.

Interest will accrue on a monthly basis based on the relevant 1-month LIBOR, but such interest will be payable only on a quarterly basis on each quarterly interest payment date (and the amount of interest payable on each such quarterly interest payment date will be the aggregate amount of interest accrued, without compounding, for each of the three immediately preceding one-month LIBOR interest periods, if any).

Ranking

The notes will be our unsecured and unsubordinated obligations and will rank equal in priority among themselves and with all of our existing and future unsecured and unsubordinated indebtedness from time to time outstanding.

As of June 1, 2007, we had approximately $4.5 billion of total debt.

Conversion Rights

Holders may convert any outstanding notes into cash and, if applicable, shares of our common stock at any time on or prior to the close of business on the business day immediately preceding the maturity date based on an initial conversion rate of 10.8530 shares of our common stock per $1,000 principal amount of notes. This represents an initial conversion price per share of $92.14.

As of June 1, 2007, we had approximately 234,509,002 shares of common stock outstanding.

Payment Upon Conversion

Subject to certain exceptions described in “Description of the Notes—Conversion Rights,” we will settle each $1,000 principal amount of notes surrendered for conversion by delivering, on the third trading day immediately following the last day of the related observation period, as defined below, cash and shares of our common stock, if any, equal to the sum of the daily settlement amounts, as defined below, for each of the ten trading days during the related observation period.

The “observation period” with respect to any note means the ten consecutive-trading-day period beginning on and including the second trading day after you deliver your conversion notice to the conversion agent, except that with respect to any conversion notice received after the date of issuance of a notice of redemption as described under “Description of the Notes— Redemption and Repurchase of the Notes—Optional Redemption of the Notes,” the observation period means the ten consecutive trading days beginning on and including the 13th scheduled trading day prior to the applicable redemption date.

The “daily settlement amount,” for each of the ten trading days during the observation period, shall consist of:

•	an amount in cash equal to the lesser of $100 and the daily conversion value relating to such day; and
•

to the extent such daily conversion value exceeds $100, a number of shares (the net shares), subject to our right to pay cash in lieu of all or a portion of such shares, as described below, equal to (A) the difference between such daily conversion value and $100 divided by (B) the common stock price for such day.

By the close of business on the business day prior to the first scheduled trading day of the observation period, we may specify a percentage of the net shares that will be settled in cash (the cash percentage) and we will notify you of such cash percentage by notifying the trustee (the cash percentage notice). If we elect to specify a cash percentage, the amount of cash that we will deliver in lieu of all or the applicable portion of the net shares in respect of each trading day in the observation period will equal the cash percentage, multiplied by (i) the net shares for such trading day (assuming we had not specified a cash percentage), multiplied by (ii) the common stock price for such trading day.

The number of shares deliverable in respect of each business day in the observation period will be a percentage of the net shares (assuming we had not specified a cash percentage) equal to 100% minus the cash percentage. If we do not specify a cash percentage, we must settle 100% of the net shares for each trading day in such observation period with our common stock; provided, however, that we will pay cash in lieu of fractional shares as described below. We may, at our option, revoke any cash percentage notice by notifying the trustee; provided that we must revoke such notice by the close of business on the business day prior to the first scheduled trading day of the observation period.

We will deliver cash in lieu of fractional shares of our common stock issuable in connection with payment of the amounts above, based on the common stock price on the last day of the applicable observation period.

The “daily conversion value” means, for each of the ten consecutive trading days during the observation period, one-tenth (1/10) of the product of (a) the applicable conversion rate and (b) the common stock price (or the value of the consideration into which one share of our common stock has been exchanged in connection with certain corporate transactions) for such day.

Upon conversion of the notes, no holder will be entitled to any actual payment or adjustment on account of accrued and unpaid interest, including additional interest, if any.

The conversion rate will be subject to adjustment in certain circumstances. See “Description of the Notes—Conversion Rights—Conversion Rate Adjustments.”

Adjustments of Conversion Rate Upon a Change in Control

If you elect to convert your notes in connection with a corporate transaction that occurs on or prior to July 15, 2008 that constitutes a “change in control,” other than a change in control relating to the composition of our board of directors, subject to certain limitations set forth in the indenture, we will increase the conversion rate by a number of shares of our common stock as determined in this prospectus supplement. Conversion “in connection with a corporate transaction” means any conversion in respect of which the conversion notice is delivered at any time during the period from and including the effective date of the relevant change in control until, and including, the close of business on the business day immediately preceding the change in control repurchase date corresponding to the relevant change in control. However, if the transaction constitutes a “public acquirer change in control,” instead of increasing the conversion rate, we may, in certain circumstances, elect to change our conversion obligation so that upon conversion of the notes, we will deliver public acquirer common stock or cash and public acquirer common stock, if any. See “Description of the Notes—Conversion Rights—Converting in Connection with Certain Change in Control Events.”

Optional Redemption of the Notes

Beginning on July 15, 2008, we may redeem the notes, in whole at any time, or in part from time to time, for cash at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, including additional interest, if any, up to but not including the date of redemption. See “Description of the Notes—Redemption and Repurchase of the Notes—Optional Redemption of the Notes.”

Repurchase of Notes at the Option of the Holder

A holder has the right to require us to repurchase all or a portion of its notes on July 15, 2008, 2009, 2012, 2017, 2022, 2027 and 2032. We will give notice of this right not less than 30 days prior to each such date. We will repurchase the notes as to which these repurchase rights are exercised for an amount of cash equal to 100% of the principal amount of the notes on the date of repurchase, plus accrued and unpaid interest, including additional interest, if any, up to but not including the date of repurchase. See “Description of the Notes—Redemption and Repurchase of the Notes—Repurchase of Notes at the Option of the Holder.”

Repurchase Upon Change in Control

If a change in control, as that term is defined in “Description of the Notes—Redemption and Repurchase of the Notes—Right to Require Repurchase of Notes Upon a Change in Control,” occurs, you will have the right to require us to repurchase all or a portion of your notes for a period of time after the change in control. The repurchase price will be equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, including additional interest, if any, up to but not including the date of repurchase, payable in cash.

Sinking Fund	None.

Use of Proceeds	We intend to use the net proceeds from the sale of the notes (approximately $999.75 million, after expenses) to repay a portion of our outstanding U.S. commercial paper. See “Use of Proceeds.”

Form of the Notes

The notes will be issued in book-entry form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof, and will be represented by one or more global certificates deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Investors may elect to hold interests in the notes through either DTC (in the United States), Clearstream Banking or Euroclear Bank. Beneficial interests in any of the securities will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the Notes—Book Entry, Delivery and Form.”

Certain U.S. Federal Income Tax Consequences

U.S. holders of the notes will generally be taxed on interest paid under the notes as ordinary income at the time the interest is received or when it accrues, depending on the U.S. holder’s method of accounting for tax purposes. Any gain or loss recognized by a holder on the sale, conversion, repurchase, redemption or retirement of a note generally will be capital gain or loss. Prospective holders are urged to consult their tax advisors as to the U.S. federal, state, local or other tax consequences of acquiring, owning and disposing of the notes and any shares of our common stock into which the notes are convertible. See “U.S. Federal Income Taxation.”

NYSE Symbol for our Common Stock	Our common stock is listed on the NYSE under the symbol “GCI.”

Trustee	Wells Fargo Bank, National Association.

Recent Developments

On April 2, 2007, the first day of the second quarter, we paid the $700 million aggregate principal amount of our 5.50% notes and accrued interest that was due. This payment was funded by borrowings in the commercial paper market, $525 million of which was incurred in the first quarter.

On April 24, 2007, we amended our certificate of incorporation and bylaws to declassify our board of directors, as approved by our stockholders at our 2007 annual meeting. Under the previous structure, the board was divided into three classes, as nearly equal in number as possible, with the members of each class serving three-year terms. The amendments did not result in the curtailment of any director’s term of office. Rather, all current directors, including the directors elected at the 2007 annual meeting to serve for three-year terms expiring at the 2010 annual meeting, will complete their present three-year terms. Beginning at the 2008 annual meeting, directors will be elected to one-year terms and, effective immediately, all directors elected by the board to fill vacancies or newly created director seats will serve for a term ending at the next annual meeting following their election. In addition, the amendments resulted in the removal of the 80% supermajority requirement to amend or repeal the provisions of the certificate of incorporation relating to the election of directors so that only a majority vote is required for that action in the future. Finally, the amendments clarified the intent of provisions in the certificate of incorporation that relate to the required vote applicable to certain by-law amendments if proposed by shareholders in the future.

On May 7, 2007. we completed our sale of four daily newspapers to GateHouse Media, Inc. for $410 million, subject to adjustment. Proceeds of the sale were used to reduce our commercial paper borrowings.

As of June 1, 2007, our total debt was approximately $4.5 billion.

RISK FACTORS

An investment in the notes involves risks. Before deciding whether to purchase the notes, you should consider the risks discussed below, and in our filings with the SEC that are incorporated by reference in this prospectus supplement and the accompanying prospectus. These and other risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. In that case, our ability to pay interest on the notes when due, to repay the notes at maturity or to pay the cash due upon the repurchase or conversion of the notes could be adversely affected, and the trading price of the notes and our common stock could decline substantially.

The interest on the notes cannot be determined at this time and may be lower than the interest on a standard debt security of comparable maturity and may be zero.

The interest on the notes is based on 1-month LIBOR, which is the London Interbank Offered Rate, minus 0.23%, and will initially be 5.09%. The interest on the notes will be reset every month beginning August 15, 2007. The amount we pay you may be less than the return you could earn on other investments. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Upon conversion of the notes, you may receive an amount of proceeds lower than expected because the value of our common stock may decline between the day on which you exercise your conversion right and the day on which the value of your shares is determined.

The conversion value that you will receive upon conversion of your notes is in part determined by the daily closing prices per share of our common stock on the NYSE during the ten consecutive trading day observation period generally beginning on the second trading day immediately following the day on which you deliver your conversion notice. If the price of our common stock decreases during the observation period, the conversion value you receive may be adversely affected.

You may be subject to tax if we make certain adjustments to the conversion rate of the notes even though you do not receive a corresponding cash distribution.

In certain situations resulting in a conversion rate adjustment (as described under “Description of the Notes—Conversion Rights”), you may be deemed to have received a distribution, subject to U.S. federal income tax as a dividend, even though you did not receive any cash or property as a result of such adjustment. If you are a non-U.S. holder (as defined below under “U.S. Federal Income Taxation”), a treaty exemption does not apply, and we withhold taxes on your behalf for the deemed distribution, we may, at our option, set off any such payment against payments of cash and common stock payable on the notes. See the section of this prospectus supplement entitled “U.S. Federal Income Taxation.”

Before conversion of the notes, holders of the notes will not be entitled to any shareholder rights, but will be subject to all changes affecting shares of our common stock.

If you hold notes, you will not be entitled to any rights with respect to shares of our common stock, including voting rights and rights to receive dividends or distributions. However, any shares of our common stock you receive upon conversion of your notes will be subject to all changes affecting our common stock. Except for limited cases under the adjustments to the conversion rate, you only will be entitled to rights that we may grant with respect to shares of our common stock if and when we deliver shares to you upon your election to convert your notes into shares.

The additional shares of common stock payable on any notes converted in connection with specified corporate transactions may not adequately compensate you for any loss you may experience as a result of such specified corporate transactions.

If certain specified corporate transactions occur on or before July 15, 2008, we will under certain circumstances increase the conversion rate on notes converted in connection with such transactions by a number of additional shares of common stock. The number of additional shares of common stock will be determined based on the date on which such transaction becomes effective and the price paid per share of our common stock in certain specified corporate transactions or, in case of certain other specified corporate transactions, the average of the last reported sale prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of such specified corporate transaction (as described under “Description of the Notes—Conversion Rights—Converting in Connection with a Change in Control Event”). The additional shares of common stock issuable on conversion of the notes in connection with such transactions may not adequately compensate you for any loss you may experience as a result of such transactions. If the specified corporate transaction occurs after July 15, 2008 or if the price paid per share of our common stock in such transaction or the average of the last reported sale prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of the such transaction, as the case may be, is less than the common stock price at the date of issuance of the notes or greater than a specified price, there will be no increase in the conversion rate. In addition, in certain circumstances on a change in control arising from our acquisition by a public company, we may elect to adjust the conversion rate (as described under “Description of the Notes—Conversion Rights—Converting in Connection with a Change in Control Event”) and, if we so elect, holders of notes will not be entitled to the increase in the conversion rate determined as described above.

Our obligation to adjust the conversion rate in connection with specified corporate transactions could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including but not limited to the payment of stock dividends on our common stock, subdivisions, splits and combinations of our common stock, the issuance of rights or warrants to all holders of our common stock, certain distributions of capital stock, indebtedness or assets and certain cash dividends and certain tender or exchange offers (as described under Description of the Notes—Conversion Procedures—Conversion Rate Adjustments). The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

Upon conversion of the notes, we will pay only cash in settlement of the lesser of the principal amount or conversion value thereof and we will settle any amounts in excess of principal in shares of our common stock, cash or a combination thereof, at our election.

The notes will be net share settled, which means that we will satisfy our conversion obligation to holders by paying only cash in settlement of the lesser of the principal amount and the conversion value of the notes and by delivering shares of our common stock, cash or a combination thereof, at our election, in settlement of the portion of the conversion obligation (if any) in excess of the principal amount of the notes. Accordingly, upon conversion of a note, holders might not receive any shares of our common stock. In addition, any settlement of a conversion of notes will occur on the third trading day immediately following the 12th trading day after our receipt of the holder’s conversion notice. Accordingly, you may receive less value than expected because the value of our common stock may decline, or fail to appreciate as much as you may expect) between the day that you exercise your conversion right and the day on which we settle our conversion obligation.

USE OF PROCEEDS

We estimate the net proceeds to us from the offering to be approximately $999.75 million, after deducting our offering expenses. We intend to use the net proceeds from the offering to repay a portion of our outstanding commercial paper and for general corporate purposes. Our commercial paper approximated $2.2 billion at June 1, 2007, with a weighted average interest rate of approximately 5.38% and an average maturity of approximately 30 days.

PRICE RANGE OF COMMON STOCK

Gannett Co., Inc. shares are traded on The New York Stock Exchange with the symbol GCI. As of June 1, 2007, we had approximately 234,509,002 shares of common stock outstanding.

High-low range by fiscal quarters based on NYSE-composite closing prices:

Quarter Ended	High	Low
Fiscal Year Ended December 31, 2005
First Quarter	$82.41	$78.43
Second Quarter	$80.00	$71.13
Third Quarter	$74.80	$66.25
Fourth Quarter	$68.62	$59.19
Fiscal Year Ended December 31, 2006
First Quarter	$64.80	$58.81
Second Quarter	$60.92	$53.22
Third Quarter	$57.15	$51.67
Fourth Quarter	$61.25	$55.92
Fiscal Year Ended December 31, 2007
First Quarter	$63.05	$55.76
Second Quarter (through June 26, 2007)	$59.79	$54.12

DIVIDEND POLICY

Dividends declared on common stock amounted to $283 million in 2006, compared with $273 million in 2005, reflecting an increase in the dividend rate which was partially offset by a decrease in shares outstanding. We paid a dividend of $0.31 per share in the first quarter and second quarter of fiscal 2007. The payment of future dividends is subject to the discretion of our board of directors which will consider, among other factors, our operating results, overall financial condition and capital requirements, as well as general business and market conditions.

SELECTED FINANCIAL INFORMATION

The following selected financial information with respect to the fiscal years ended December 29, 2002, December 28, 2003, December 26, 2004, December 25, 2005 and December 31, 2006 has been derived from the audited financial statements contained in Gannett’s Annual Reports on Form 10-K, all as filed with the Securities and Exchange Commission. The selected financial information at and for the fiscal quarters ended March 26, 2006 and April 1, 2007 were derived from our unaudited consolidated financial statements from those periods. The selected financial information set forth below insofar as it relates to the fiscal years ended December 26, 2004, December 25, 2005 and December 31, 2006, should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Position,” and the audited financial statements and notes thereto included in Gannett’s Annual Report on Form 10-K dated March 1, 2007, which is incorporated in this prospectus supplement and the accompanying prospectus by reference. The selected financial information set forth below insofar as it relates to the fiscal quarters ended March 26, 2006 and April 1, 2007 should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Position,” and the unaudited financial statements and notes thereto included in Gannett’s Quarterly Report on Form 10-Q dated May 11, 2007, which is incorporated in this prospectus supplement and the accompanying prospectus by reference.

	Three Months Ended		Years Ended
	04/01/07	03/26/06	12/31/06	12/25/05	12/26/04	12/28/03	12/29/02
	(In thousands, except per share amounts and ratios)
INCOME STATEMENT DATA
Net operating revenues	$1,871,195	$1,882,541	$8,033,354	$7,598,939	$7,283,662	$6,616,034	$6,329,989
Operating income	399,203	419,306	1,998,237	2,048,071	2,112,476	1,946,462	1,891,134
Interest expense	(72,945)	(64,721)	(288,040)	(210,625)	(140,647)	(139,271)	(146,359)
Other	(11,947)	(176)	9,285	(19,591)	(11,646)	(1,434)	(15,422)
Income before income taxes	314,311	354,409	1,719,482	1,817,855	1,960,183	1,805,757	1,729,353
Provision for income taxes	103,700	119,100	558,700	606,600	664,800	616,000	591,000
Income from continuing operations	210,611	235,309	1,160,782	1,211,255	1,295,383	1,189,757	1,138,353
Income from continuing operations: per basic/diluted share	$0.90/$0.90	$0.99/$0.99	$4.91/$4.90	$4.94/$4.92	$4.89/$4.84	$4.41/$4.38	$4.27/$4.23
Cash dividends declared per share	0.31	0.29	1.20	1.12	1.04	0.98	0.94

	As of
	04/01/07	03/26/06	12/31/06	12/25/05	12/26/04	12/28/03	12/29/02
BALANCE SHEET DATA
Current assets	$1,992,999	$1,333,380	$1,532,019	$1,462,071	$1,370,695	$1,223,261	$1,133,079
Current liabilities	945,451	1,033,506	1,116,948	1,096,341	1,005,450	961,837	958,625
Total assets	16,658,682	15,593,867	16,223,804	15,743,396	15,399,251	14,706,239	13,733,014
Long-term debt	5,482,475	5,151,449	5,210,021	5,438,273	4,607,743	3,834,511	4,547,265
All other long-term liabilities	1,695,497	1,624,466	1,490,261	1,613,044	1,530,695	1,394,471	1,315,329
Shareholders’ equity	8,512,636	7,759,665	8,382,263	7,570,562	8,164,002	8,422,981	6,911,795
Total liabilities and shareholders’ equity	$16,658,682	$15,593,867	$16,223,804	$15,743,396	$15,399,251	$14,706,239	$13,733,014

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our earnings to our fixed charges for the periods indicated:

	Three Months Ended April 1, 2007		As of Fiscal Year End
			2006		2005		2004		2003		2002
Ratio of earnings to fixed charges(1)	5.2	x	6.6	x	8.8	x	13.0	x	12.4	x	11.4	x

(1)	For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, minority interests in consolidated subsidiaries and income or loss from Gannett’s equity investments, plus fixed charges. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense that Gannett believes to be a reasonable estimate of the interest factor. Interest expense related to unrecognized tax benefits is recorded as a component of income tax expense and is excluded from both fixed charges and pretax income.

DESCRIPTION OF THE NOTES

General

We will issue the notes under an indenture dated as of March 1, 1983 between us and Citibank, N.A., as trustee, as amended and supplemented. We refer to the indenture and its amendments and supplements together as the indenture. The indenture is subject to, and governed by, the Trust Indenture Act of 1939. The terms of the notes will include those provisions contained in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The indenture provides that we will appoint a trustee under the indenture with respect to each new series of securities issued under the indenture. The appointed trustee will serve with respect to only that series, unless we specifically appoint them to serve as trustee with respect to any preceding or succeeding series of securities. We have appointed Wells Fargo Bank, National Association to serve as trustee with respect to the notes. Wells Fargo Bank, National Association serves as a lender under one or more of our revolving credit facilities. The following statements are subject to the detailed provisions of the indenture, a copy of which is filed or incorporated by reference as an exhibit to the registration statement on Form S-3 of which this prospectus supplement and the accompanying prospectus are a part, except that certain covenants of the indenture have been eliminated or modified with respect to the notes, as further described below in “—Certain Covenants of Gannett.”

The notes will be unsecured and rank equally with all of our other unsecured and unsubordinated debt and other obligations from time to time outstanding. The notes will be structurally subordinated to all indebtedness and other liabilities, including trade payables, of our subsidiaries. The notes will be initially issued in the aggregate principal amount of $1,000,000,000. We may, without the consent of the holders of the notes, create and issue additional notes of a particular series ranking equally with the notes of that series and otherwise similar in all respects except for the issue date and the issue price. Such further notes of a particular series shall be consolidated and form a single series with the series of notes of that series offered by this prospectus supplement and the accompanying prospectus.

The notes will mature on July 15, 2037 unless earlier redeemed at our option as described under “—Redemption and Repurchase of the Notes—Optional Redemption of the Notes,” repurchased by us at a holder’s option on certain dates as described under “—Redemption and Repurchase of the Notes—Repurchase of Notes at the Option of the Holder,” or repurchased by us at a holder’s option upon a change in control, as described under “—Redemption and Repurchase of the Notes—Right to Require Repurchase of Notes Upon a Change in Control,” or converted at a holder’s option as described under “—Conversion Rights.”

Interest

The notes will bear interest at an annual rate equal to 1-month LIBOR, reset monthly, minus 23 basis points, and initially will bear interest at a rate of 5.09% per annum; provided that such rate will never be less than 0% per annum. Interest will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2007. Interest on the notes will accrue from June 29, 2007 or, if interest has already been paid, from the date on which it was most recently paid. If any interest payment date (other than an interest payment date coinciding with the redemption, repurchase or maturity date) of the notes falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day; provided that, if such business day falls in the next succeeding calendar month, the interest payment date will be brought forward to the immediately preceding business day. If the redemption, repurchase or maturity date of the notes would fall on a day that is not a business day, the required payment of interest, if any, and principal will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the redemption, repurchase or maturity date to such next succeeding business day. We will make each interest payment to persons who are holders of record of the notes at the close of business on the immediately preceding January 1, April 1, July 1 and October 1, whether or not this day is a business day.

As further described below in “—Conversion Rights—Payment Upon Conversion,” delivery of cash and shares of our common stock, if any, upon conversion generally will be deemed to satisfy our obligation to pay the principal amount of the notes and accrued interest if any on a converted note. However, if notes are converted after a regular record date and prior to the opening of business on the next interest payment date, holders of such notes at the close of business on the regular record date will receive the full amount of interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion.

In such event, when the holder surrenders the note for conversion, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date, on the principal amount to be converted; provided that no such payment need be made (1) if we have specified a redemption date or a repurchase date relating to a change in control that is after the close of business on a record date and on or prior to the interest payment date to which that record date relates, (2) if we have specified a fundamental change repurchase date that is after a record date but on or prior to the next interest payment date or (3) to the extent of any overdue interest if any such interest exists at the time of conversion with respect to such note.

Interest on the notes will be computed using the actual number of days elapsed between the LIBOR reset dates divided by 360. All percentages resulting from any calculation on the notes will be rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward, e.g., 9.876545%, or 0.09876545, will be rounded upward to 9.87655%, or 0.0987655, and all dollar amounts used in or resulting from that calculation on the notes will be rounded to the nearest cent, with one-half cent being rounded upward. All payments on the notes will be made, and transfers of each series of notes will be registrable, at the trustee’s office in New York, unless we designate another place for such purpose.

The term “business day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of New York, New York are authorized or obligated by law or executive order to close, provided such day is also a London banking day. The term “London banking day” is defined below under “—1-month LIBOR.”

1-month LIBOR

The annual rate of interest payable on the notes will be reset monthly on the 15th calendar day of each month, which we call the LIBOR reset date, commencing on August 15, 2007. If any LIBOR reset date would otherwise be a day that is not a business day, that LIBOR reset date will be postponed to the next succeeding business day.

The trustee will determine 1-month LIBOR on the second London banking day preceding the related LIBOR reset date, which we refer to as the LIBOR determination date.

“1-month LIBOR” means:

•

the rate for one-month deposits in United States dollars commencing on the related LIBOR reset date, that appears on Reuters on page LIBOR 01 as of 11:00 a.m., London time, on the LIBOR determination date; or

•

if no rate appears on the particular LIBOR determination date on Reuters on page LIBOR 01, the rate calculated by the trustee as the arithmetic mean of at least two offered quotations obtained by the trustee after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the trustee with its offered quotation for deposits in United States dollars for the period of one month, commencing on the related LIBOR reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that LIBOR determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

•

if fewer than two offered quotations referred to in the preceding bullet are provided as requested, the rate calculated by the trustee as the arithmetic mean of the rates quoted at approximately 11:00 a.m.,

New York time, on the particular LIBOR determination date by three major banks in The City of New York selected by the trustee for loans in United States dollars to leading European banks for a period of one month and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

•	if the banks so selected by the trustee are not quoting as mentioned in the preceding bullet, 1-month LIBOR in effect on the particular LIBOR determination date.

“page LIBOR 01” means the display on Reuters (or any successor service) on such page (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for United States dollars.

“London banking day” means a day on which commercial banks are open for business, including dealings in United States dollars, in London, England.

Interest will accrue on a monthly basis based on the relevant 1-month LIBOR, but such interest will be payable only on a quarterly basis on each quarterly interest payment date (and the amount of interest payable on each such quarterly interest payment date will be the aggregate amount of interest accrued, if any, without compounding, for each of the three immediately preceding one-month LIBOR interest periods).

Conversion Rights

Subject to the restrictions described in this “Description of the Notes,” holders may convert any outstanding notes into cash and shares of our common stock at an initial “conversion rate” of 10.8530 shares of our common stock per $1,000 principal amount of the notes. This represents a “conversion price” per share of $92.14. The conversion rate, and the resulting conversion price, are, however, subject to adjustment as described below under “—Conversion Rate Adjustments” and with respect to certain conversions occurring in connection with certain specified corporate transactions constituting a change in control as described below under “—Converting in Connection with Certain Change in Control Events.” A holder may convert notes only in denominations of $1,000 and integral multiples of $1,000.

Holders may surrender notes for conversion at any time on or prior to the close of business on the business day immediately preceding the maturity date. Subject to certain exceptions described below under “—Converting in Connection with Certain Change in Control Events,” once notes are tendered for conversion, holders tendering the notes will be entitled to receive cash and shares of our common stock, if any, based on a daily conversion value, as described below under “—Payment Upon Conversion,” calculated on a proportionate basis for each day of the relevant 10-consecutive-trading-day-observation period.

Converting in Connection with Certain Change in Control Events

If you elect to convert your notes in connection with a corporate transaction that occurs on or prior to July 15, 2008 and that constitutes a change in control as defined under “—Redemption and Repurchase of the Notes—Right to Require Repurchase of Notes Upon a Change in Control,” other than a change in control relating to the composition of our board of directors, and, in the case of any such change in control pursuant to which shares of our common stock are exchanged for or converted into cash, securities, or other property, 10% or more of the fair market value of the consideration for our common stock in the relevant change in control consists of (i) cash, (ii) other property or (iii) securities that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange, we will increase the conversion rate for the notes surrendered for conversion, which will increase the conversion rate by a number of shares (the additional shares) as described below. Converting “in connection with a corporate transaction” means any conversion in respect of which the conversion notice is delivered at any time during the period from and including the effective date of the relevant change in control until, and including, the close of business on the business day immediately preceding the change in control repurchase date corresponding to the relevant change in control.

The number of additional shares will be determined by reference to the table below, based on the date on which the corporate transaction becomes effective (the effective date) and the share price (the share price) paid per share of our common stock in the corporate transaction. In the case of any change in control pursuant to which shares of our common stock are exchanged for or converted into cash, securities, or other property, if holders of shares of our common stock receive only cash in the relevant change in control, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average of the closing sale price per share of our common stock on the five trading days prior to but not including the effective date of the relevant change in control. The share prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted, as described below under “—Conversion Rate Adjustments.” The adjusted share prices will equal the share prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments” below.

The following table sets forth the hypothetical share price and number of additional shares to be received per $1,000 principal amount of notes.

	Stock Price
Effective Date of Change in Control	$54.20	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00	$140.00	$150.00
June 29, 2007	7.5972	5.8137	3.4327	1.7758	0.8507	0.4442	0.3001	0.2495	0.2251	0.2081	0.1941
October 15, 2007	7.5972	5.8137	3.4327	1.7063	0.7100	0.3026	0.1862	0.1550	0.1410	0.1308	0.1220
January 15, 2008	7.5972	5.8137	3.4327	1.6596	0.5776	0.1727	0.0912	0.0772	0.0709	0.0658	0.0614
April 15, 2008	7.5972	5.8137	3.4327	1.6470	0.4240	0.0301	0.0004	0.0000	0.0000	0.0000	0.0000
July 15, 2008	7.5972	5.8137	3.4327	1.6470	0.2581	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The share prices and additional share amounts set forth above are based upon a common share price of $54.20 at June 26, 2007 and an initial conversion rate of 10.8530.

Notwithstanding the foregoing, in no event will the conversion rate exceed 18.4502 shares of our common stock per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments” below.

The exact share prices and effective dates may not be set forth in the table above, in which case:

•

if the share price is between two share prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the share price is in excess of $150.00 per share, subject to adjustment, no additional shares will be issued upon conversion; and

•	if the share price is less than $54.20 per share, subject to adjustment, no additional shares will be issued upon conversion.

Our obligation to increase the conversion rate in connection with certain changes in control as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Notwithstanding the foregoing, and in lieu of adjusting the conversion rate as set forth above, in the case of a “public acquirer change in control,” as defined below, we may elect that, from and after the effective date of such public acquirer change in control, the right to convert a note will be changed into a right to convert a note into a number of shares of “public acquirer common stock,” as defined below. At any time prior to the 20th day immediately preceding the proposed effective date of the public acquirer change in control, we may irrevocably elect to deliver cash and shares of public acquirer common stock, if any, in the same manner described below under “—Payment Upon Conversion.” The conversion rate in effect immediately before the public acquirer change in control will be adjusted by a fraction:

•

the numerator of which will be (a) in the case of a share exchange, consolidation or merger, pursuant to which our common stock is exchanged for cash, securities or other property, the fair market value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of our common stock or (b) in the case of any other public acquirer change in control, the average of the common stock price for the five consecutive trading days prior to but excluding the effective date of such public acquirer change in control; and

•

the denominator of which will be the average of the closing sale prices of the public acquirer common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change in control.

After the adjustment of the conversion rate in connection with a public acquirer change in control, the conversion rate will be subject to further similar adjustments in the event that any of the events described above occur thereafter.

A “public acquirer change in control” is any transaction described in clause (3) of the definition of change in control below under “—Redemption and Repurchase of the Notes—Right to Require Purchase of Notes upon a Change in Control” where the acquirer, or any entity that is a direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the aggregate combined voting power of all shares of such acquirer’s capital stock that are entitled to vote generally in the election of directors, but in each case other than us, has a class of common stock traded on a U.S. national securities exchange or that will be so traded when issued or exchanged in connection with such change in control. We refer to such acquirer’s or other entity’s class of common stock traded on a U.S. national securities exchange or which will be so traded when issued or exchanged in connection with such fundamental change as the “public acquirer common stock.”

Payment Upon Conversion

Subject to certain exceptions described above under “—Converting in Connection with Certain Change in Control Events,” we will settle each $1,000 principal amount of notes surrendered for conversion by delivering, on the third trading day immediately following the last day of the related observation period, as defined below, cash and shares of our common stock, if any, equal to the sum of the daily settlement amounts, as defined below, for each of the ten trading days during the related observation period.

The “observation period” with respect to any note means the ten consecutive trading day period beginning on and including the second trading day after you deliver your conversion notice to the conversion agent, except that with respect to any conversion notice received after the date of issuance of a notice of redemption as described under “—Redemption and Repurchase of the Notes—Optional Redemption of the Notes,” the observation period means the ten consecutive trading days beginning on and including the 13th scheduled trading day prior to the applicable redemption date.

The “daily settlement amount,” for each of the ten trading days during the observation period shall consist of:

•	an amount in cash equal to the lesser of $100 and the daily conversion value relating to such day; and

•

to the extent such daily conversion value exceeds $100, a number of shares, referred to as the “net shares,” subject to our right to pay cash in lieu of all or a portion of such shares, as described below, equal to (A) the difference between such daily conversion value and $100, divided by (B) the common stock price for such day.

By the close of business on the business day prior to the first scheduled trading day of the observation period, we may specify a percentage of the net shares that will be settled in cash (the cash percentage) and we will notify you of such cash percentage by notifying the trustee (the cash percentage notice). If we elect to specify a cash percentage, the amount of cash that we will deliver in lieu of all or the applicable portion of the net shares in respect of each trading day in the observation period will equal the cash percentage, multiplied by (ii) the net shares for such trading day (assuming we had not specified a cash percentage), multiplied by (iii) the common stock price for such trading day. The number of shares deliverable in respect of each business day in the observation period will be a percentage of the net shares (assuming we had not specified a cash percentage) equal to 100% minus the cash percentage. If we do not specify a cash percentage, we must settle 100% of the net shares for each trading day in such observation period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares as described below. We may, at our option, revoke any cash percentage notice by notifying the trustee; provided that we must revoke such notice by the close of business on the business day prior to the first scheduled trading day of the observation period.

The “daily conversion value” means, for each of the ten consecutive trading days during the observation period, one-tenth (1/10) of the product of (a) the applicable conversion rate and (b) the common stock price (or the value of the consideration into which one share of our common stock has been exchanged in connection with certain corporate transactions) on such day.

The “common stock price” on any date means the closing sale price per share, or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices, on such date for our common stock as reported in composite transactions on the NYSE or the principal United States securities exchange on which our common stock is traded. If our common stock is not so traded, the common stock price will be the average of the midpoint of the last bid and asked prices for our common stock on the relevant date quoted by each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

We will deliver cash in lieu of fractional shares of our common stock issuable in connection with payment of the amounts above, based on the common stock price on the last day of the applicable observation period.

Delivery of the foregoing cash and net shares will be deemed to satisfy our obligation to pay the principal amount of the notes and accrued interest, including additional interest, if any, payable on the notes, except as described below. Accrued interest, including additional interest, if any, will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for accrued and unpaid interest, including additional interest, if any.

Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued and unpaid interest, if any, on any converted note, or on account of dividends or distributions on shares of our common stock issued in connection with the conversion. If notes are converted after a regular record date and prior to the opening of business on the next interest payment date, holders of such notes at the close of business on the regular record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. In such event, when the holder surrenders the note for conversion, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount to be converted; provided that no such payment need be made (1) if we have specified a redemption date or a repurchase date relating to a change in control that is after the close of business on a record date and on or prior to the interest payment date to which that record date relates or (2) to the extent of any overdue interest if any such interest exists at the time of conversion with respect to such note.

Conversion Procedures

If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice in accordance with the provisions of the indenture, together, if the notes are in certificated form, with the certificated security, to the trustee who will, on your behalf, convert the notes into cash and shares of our common stock. The date you comply with these requirements is the “conversion date” under the indenture.

You may obtain copies of the required form of the conversion notice from the trustee. If a holder of a note has delivered notice of its election to have such note repurchased at the option of such holder on July 15, 2008, 2009, 2012, 2017, 2022, 2027 or 2032 or as a result of a change in control, such note may be converted only if the notice of election is withdrawn as described under “—Redemption and Repurchase of the Notes—Repurchase of Notes at the Option of the Holder” or “—Redemption and Repurchase of the Notes—Right to Require Repurchase of Notes Upon a Change in Control.”

Conversion Rate Adjustments

We will adjust the conversion rate if (without duplication):

(1)	we issue shares of our common stock to all holders of shares of our common stock as a dividend or distribution on our common stock;

(2)	we subdivide or combine our common stock;

(3)	we issue to all holders of our common stock rights, warrants or options (other than pursuant to any dividend reinvestment plan or share purchase plan) entitling them to subscribe for or purchase, for a period expiring not more than 60 days after the date of distribution, shares of our common stock at less than the average common stock price for the five trading days ending on the earlier of the record date in respect of such distribution or the trading day before the ex-dividend date; provided that (i) no adjustment to the conversion rate will be made if holders of the notes are entitled to participate in the distribution on substantially the same terms as holders of our common stock as if such noteholders had converted their notes solely into our common stock immediately prior to such distribution at the then-applicable conversion rate and (ii) the applicable conversion rate will be readjusted to the extent such rights, warrants or options are not exercised prior to their expiration;

(4)	we distribute to all holders of our common stock evidences of indebtedness, shares of our capital stock, other than shares of our common stock, other securities or other assets, or rights, warrants or options, excluding: (a) those rights, warrants or options referred to in clause (3) above; (b) any dividend or distribution paid in cash referred to in clause (5) below; and (c) those dividends and distributions referred to in clause (1) above; provided that no adjustment to the conversion rate will be made if holders of the notes are entitled to participate in the distribution on substantially the same terms as holders of our common stock as if such noteholders had converted their notes solely into our common stock immediately prior to such distribution at the then applicable conversion rate;

(5)	we distribute cash to all holders of our common stock (excluding any dividend or distribution in connection with our liquidation, dissolution or winding-up or any regular quarterly cash dividend on our common stock to the extent that the aggregate amount of such cash dividend per share of our common stock does not exceed $0.31 for any quarterly period) ($0.31 being the “quarterly dividend threshold amount”); if there is a dividend or distribution to which this clause (5) applies, the conversion rate will be adjusted by multiplying the applicable conversion rate by a fraction:

•	the numerator of which will be the current market price of our common stock on the record date fixed for the distribution minus the quarterly dividend threshold amount; and

•

the denominator of which will be (i) the current market price of our common stock on the record date fixed for the distribution minus (ii) the amount per share of such dividend or distribution; provided that if an adjustment is required to be made under this clause (5) as a result of a distribution that is not a regular quarterly cash dividend, the quarterly dividend threshold amount will be deemed to be zero;

(6)	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer, other than an odd-lot offer, for our common stock to the extent that the cash and the value of any other consideration included in the payment per share of our common stock exceeds the common stock price on the trading day next succeeding the last day on which tenders or exchanges may be made pursuant to such tender or exchange offer; or

(7)	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer and, as of the closing of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if: (a) the tender offer or exchange offer is for an amount that increases the offeror’s ownership of our common stock to more than 25% of the total shares of our outstanding common stock, and (b) the cash and value of any other consideration included in the payment per share of our common stock has a fair market value that exceeds the common stock price on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer. However, the adjustment referred to in this clause will not be made if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our properties and assets.

The quarterly dividend threshold amount is subject to adjustment in a manner inversely proportional to adjustments to the conversion rate; provided that no adjustment will be made to the quarterly dividend threshold amount for any adjustment made to the conversion rate under clause (5) above. If we increase the cash dividend on our common stock, a resulting adjustment to the conversion rate may create a taxable dividend subject to United States federal income tax without the receipt of any cash. For non-U.S. holders, such deemed dividend may be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified in an applicable treaty. See “U.S. Federal Income Taxation—Dividends and Constructive Distributions.”

“Current market price” of our common stock on any day means the average of the common stock prices for each of the ten consecutive trading days ending on the earlier of the day in question and the day before the “ex-dividend date” with respect to the issuance or distribution requiring such computation, subject to adjustment by our board of directors if the related transaction occurs during such ten-day period.

A “trading day” means any regular or abbreviated trading day of the NYSE.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing share price of those securities, where such closing sale prices are available, for the ten trading days commencing on the effective date of such distribution on the NYSE or such other U.S. national or regional exchange or market on which the securities are listed or quoted.

Subject to our rights in respect of a public acquirer change in control, if we reclassify our common stock or are a party to a consolidation, merger, share exchange, sale of all or substantially all of our properties and assets or other similar transaction, in each case pursuant to which the shares of our common stock are exchanged for or converted into cash, securities, or other property, then at the effective time of the transaction, a holder’s right to convert its notes into cash and shares of our common stock will be changed into a right to convert such notes into the same type of consideration that you would have been entitled to receive had you owned a number of shares of our common stock equal to the conversion rate immediately prior to any of these transactions, multiplied by the principal amount (expressed in thousands) of the notes converted. However, the amounts received in settlement of our conversion obligation per $1,000 principal amount of notes will be computed as set forth under “—Payment Upon Conversion” above and will be determined based on the kind and amount of shares of stock, securities or other property (including cash or any combination thereof) that a holder of a number of shares of our common stock equal to the conversion rate would have owned or been entitled to receive in such transaction.

For purposes of the foregoing, the type and amount of consideration that you would have been entitled to receive as a holder of our common stock in the case of a consolidation, merger, share exchange, sale of all or substantially all of its properties and assets or other similar transaction that causes our common stock to be converted into the right to receive more than a single type of consideration, determined based in part upon any form of stockholder election, will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election.

To the extent that any rights plan adopted by us is in effect upon conversion of the notes into cash and shares of our common stock, you will receive, in addition to such cash and shares of our common stock, the rights under the rights plan, only if the rights have not separated from our common stock at the time of conversion, and no adjustment of the conversion rate will be made in connection with any distribution of rights thereunder in such circumstances. If the rights have separated, you will not receive the rights; however, an adjustment to the conversion rate will be made in accordance with clause (4) above under”—Conversion Rate Adjustments.”

The conversion rate will not be adjusted for the issuances of our common stock, or securities convertible into or exchangeable for our common stock, except as described above. For example, the conversion rate will not be adjusted upon the issuance of shares of our common stock:

•

upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•

upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•

upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest.

We will not issue fractional shares of our common stock to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based on the calculation described above under “—Payment Upon Conversion.”

If a taxable distribution to holders of our common stock or other transaction occurs that results in any adjustment to the conversion rate, including an adjustment at our option, a holder may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See “U.S. Federal Income Taxation.”

We may from time to time increase the conversion rate if our board of directors determines that this increase would be in our best interests. Any such determination by our board of directors will be conclusive. Any such increase in the conversion rate must remain in effect for at least 20 trading days or such longer period as may be required by law. In addition, we may from time to time increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or stock or rights distribution on our common stock or from any event treated as such for income tax purposes.

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, any adjustments that are less than 1% of the conversion rate will be taken into account in any subsequent adjustment.

Ranking

The notes will be unsecured and rank equally with all of our other unsecured and unsubordinated debt and other obligations from time to time outstanding. The notes will be structurally subordinated to all indebtedness and other liabilities, including trade payables, of our subsidiaries. The notes will be initially issued in an aggregate principal amount of $1,000,000,000. We may, without the consent of the holders of the notes, create and issue additional notes of a particular series ranking equally with the notes of that series and otherwise similar in all respects except for the issue date and the issue price. Such further notes of a particular series shall be consolidated and form a single series with the series of notes of that series offered by this prospectus supplement and the accompanying prospectus.

Redemption and Repurchase of the Notes

Optional Redemption of the Notes

Beginning on July 15, 2008, we may redeem the notes, in whole at any time, or in part from time to time, for cash at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, up to but not including the date of redemption; provided that if the redemption date occurs after the close of business on a record date and on or prior to the interest payment date to which that record date relates, the full amount of accrued and unpaid interest will be paid on such interest payment date to the record holder on the relevant record date, and the redemption price will be equal to 100% of the principal amount of the notes to be redeemed. We will give not less than 30 days’ nor more than 60 days’ notice of redemption to registered holders of the notes. If we opt to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed by any method that it deems appropriate and fair.

In the event of a partial redemption, the trustee may select for redemption portions of the principal amount of any note in principal amounts of $1,000 and integral multiples thereof.

For a discussion of the tax treatment to a holder of the notes upon optional redemption by us, see “U.S. Federal Income Taxation—Consequences to U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of Notes” and “—Consequences to Non-U.S. Holders—Sale, Exchange, Certain Redemptions, Conversion or Other Taxable Dispositions of Notes or Shares of Common Stock.”

We may not redeem the notes on any date if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

Repurchase of Notes at the Option of the Holder

A holder has the right to require us to repurchase all or a portion of its notes on July 15, 2008, 2009, 2012, 2017, 2022, 2027 and 2032. We will repurchase the notes as to which these repurchase rights are exercised for an amount of cash equal to 100% of the principal amount of the notes on the date of repurchase, plus accrued and unpaid interest, including additional interest, if any, up to but not including the date of repurchase; provided that we will pay such interest to the holder of record on the relevant record date, which may or may not be the same person to whom we will pay the repurchase price, and the repurchase price will be equal to 100% of the principal amount of the notes to be repurchased.

We will be required to give notice not less than 30 days prior to each date of repurchase to the trustee and registered holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to repurchase their notes.

For a discussion of the tax treatment of a holder exercising the right to require us to repurchase notes, see “U.S. Federal Income Taxation—Consequences to U.S. Holders—Sale, Exchange, Redemption or Other Taxable

Disposition of Notes” and “—Consequences to Non-U.S. Holders—Sale, Exchange, Certain Redemptions, Conversion or Other Taxable Dispositions of Notes or Shares of Common Stock.”

To exercise the repurchase right, the holder of a note must deliver, on or before the repurchase date, a written notice to us and the trustee of the holder’s exercise of the repurchase right. This notice must be accompanied by certificates evidencing the note or notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent at any time on or before the close of business on the repurchase date. The notice of withdrawal must state:

•	the principal amount of notes being withdrawn;

•	the principal amount, if any, of notes not being withdrawn; and

•	if certificated notes have been issued, the certificate numbers of the notes being withdrawn.

Payment of the repurchase price for the notes will be made promptly following the later of the business day immediately following the date of repurchase and the time of delivery of the notes.

If the paying agent holds money sufficient to pay the repurchase price of the note on the date of repurchase in accordance with the terms of the indenture, then, immediately after the date of repurchase, the note will cease to be outstanding, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

No notes may be repurchased by us at the option of holders on July 15, 2008, 2009, 2012, 2017, 2022, 2027 or 2032 if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

If holders exercise their rights to require us to repurchase notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any such repurchase.

No Mandatory Redemption in General

Except as described in this prospectus supplement under “—Right to Require Repurchase of Notes Upon a Change in Control” and “—Repurchase of Notes at the Option of the Holder,” we are not required to repurchase or redeem the notes. There will be no sinking fund for the notes.

Right to Require Repurchase of Notes Upon a Change in Control

If a change in control, as defined below, occurs, each holder of notes may require that we repurchase the holder’s notes on the date fixed by us that is not less than 30 days nor more than 60 days after we give notice of the change in control. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, up to but not including the date of repurchase; provided that if the relevant repurchase date is on a date that is after the close of business on a record date and on or prior to the interest payment date to which that record date relates, the full amount of accrued and unpaid interest will be paid to the holder of record on the relevant record date, which may or may not be the same person to whom we will pay the repurchase price, and the repurchase price will be equal to 100% of the principal amount of the notes to be repurchased.

“Change in control” means the occurrence of one or more of the following events:

(1)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our properties and assets, to any person or Group;

(2)	the approval by the holders of our capital stock of a complete liquidation or dissolution of Gannett, whether or not otherwise in compliance with the provisions of the indenture;

(3)	any person or Group, other than us or any of our subsidiaries or any employee benefit plan of us or any of our subsidiaries, becomes the beneficial owner, directly or indirectly, of shares of our voting stock representing more than 50% of the aggregate combined voting power represented by our issued and outstanding voting shares; or

(4)	the first day on which a majority of the members of our board of directors are not continuing directors, as defined below.

The definition of “change in control” includes a provision relating to the sale, lease, exchange or other transfer of “all or substantially all” of our properties and assets. Although we have been advised that there is a developing body of case law interpreting the phrase “substantially all,” we have been advised that there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, lease, exchange or other transfer of less than all of our properties and assets to another person or Group may be uncertain.

“Continuing directors” means, as of any date of determination, any member of our board of directors who:

•	was a member of such board of directors on the date of the first original issuance of the notes, or

•

was nominated for election or appointed or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination, appointment or election either by specific vote or other action of our board of directors or approval of the proxy statement issued by us in which such member is named as nominee for director.

“Group” means a group of related persons (other than one of our subsidiaries), as defined in Section 13(d) of the Exchange Act.

On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes which is to be paid on the date of repurchase.

Payment of the repurchase price for the notes will be made promptly following the later of the business day immediately following the date of repurchase and the time of delivery of the notes. If the paying agent holds money sufficient to pay the repurchase price of the notes on the date of repurchase in accordance with the terms of the indenture, then, on the date of repurchase, the notes will cease to be outstanding, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the notes.

For a discussion of the tax treatment of a holder exercising the right to require us to repurchase notes, see “U.S. Federal Income Taxation—Consequences to U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of Notes” and “—Consequences to Non-U.S. Holders—Sale, Exchange, Certain Redemptions, Conversion or Other Taxable Dispositions of Notes or Shares of Common Stock.”

On or before the 20th business day after the change in control (or in the case of clause (3) above, if later, the date we have notice of the change in control), we must mail to the trustee and all holders of the notes a notice of the occurrence of the change in control offer, stating:

•	the repurchase date;

•	the date by which the repurchase right must be exercised;

•	the repurchase price for the notes;

•	the conversion rate; and

•	the procedures which a holder of notes must follow to exercise the repurchase right.

To exercise the repurchase right, the holder of a note must deliver, on or before the repurchase date, a written notice to us and the trustee of the holder’s exercise of the repurchase right. This notice must be accompanied by certificates evidencing the note or notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent at any time on or before the close of business on the repurchase date. The notice of withdrawal must state:

•	the principal amount of notes being withdrawn;

•	the principal amount, if any, of notes not being withdrawn; and

•	if certificated notes have been issued, the certificate numbers of the notes being withdrawn.

The effect of these provisions granting the holders the right to require us to repurchase the notes upon the occurrence of a change in control may make it more difficult for any person or Group to acquire control of us or to effect a business combination with us. Our ability to pay cash to holders of notes following the occurrence of a change in control may be limited by our then-existing indebtedness, financing agreements or financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. We may not have the funds necessary to repurchase your notes as required under the indenture upon a change in control or on the specified dates at the option of the holder or to pay you cash upon conversion of the notes.

Our obligation to make a repurchase in the event of a change in control will be satisfied if a third party makes the change in control offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change in control offer made by us and purchases all notes properly tendered and not withdrawn under the change in control offer.

No notes may be repurchased by us at the option of the holders in connection with a change in control if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

If a change in control occurs and the holders exercise their rights to require us to repurchase notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any repurchase.

The term “beneficial owner” will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act, or any successor provision, except that (i) a person shall be deemed to have “beneficial ownership” of all shares of our common stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time, and (ii) any percentage of beneficial ownership shall be determined using the definition in clause (i) in both the numerator and the denominator.

Certain Covenants of Gannett

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries notwithstanding the description of covenants contained in the accompanying prospectus. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a change in control involving us, except to the extent described under “Description of the Notes—Conversion Rights—Converting in Connection with Certain Change in Control Events,” “—Redemption and Repurchase of the Notes—Right to Require Repurchase of Notes Upon a Change in Control” or described under “—Restrictions on Consolidation, Merger or Sale.”

Restrictions on Consolidation, Merger or Sale

The covenant described below protects the holders of notes upon certain transactions involving us by requiring any successor to us to assume our obligations under the indenture. In addition, the covenant prohibits such transactions if they would result in an event of default, a default or an event which could become an event of default or a default under the indenture. This covenant of the indenture applies solely as to the notes, and differs from and supersedes the covenant regarding consolidation or merger set forth in the prospectus.

We may consolidate with, merge into, or transfer substantially all of our properties to, any other person organized under the laws of any domestic jurisdiction, if:

•	the successor person assumes all of our obligations under the notes and under the indenture,

•	immediately after the transaction, no event of default or default, and no event which, after notice or lapse of time, would become an event of default or default, exists, and

•	certain other conditions are met.

The indenture does not limit our ability to enter into a highly leveraged transaction or provide you with any special protection in the event of such a transaction.

Limitations of Liens

With respect to the notes, the indenture does not contain any limitations on our ability to issue, assume or guarantee any indebtedness for money borrowed secured by any mortgage, security interest, pledge, lien or other encumbrance on any of our assets or on any asset of our restricted subsidiaries; however, such a covenant continues to apply to other series of indebtedness previously issued under the indenture.

Limitation on Sale and Leaseback Transactions

With respect to the notes, the indenture does not contain any prohibition from entering into any sale and leaseback transactions with any person; however, such a covenant continues to apply to other series of indebtedness previously issued under the indenture.

Events of Default, Waiver and Notice

With respect to the notes, an event of default is defined in the indenture as being:

•	default for 30 days in payment of any interest on the notes;

•

default in payment of principal on the notes when due either at maturity, upon acceleration, upon redemption or otherwise, including the failure to make cash payments or, if applicable, to deliver shares of our common stock due upon conversion, or the failure to repurchase notes pursuant to a change in control or at your option on July 15, 2008, 2009, 2012, 2017, 2022, 2027 or 2032, whether or not such failure shall be due to compliance with agreements with respect to any other indebtedness or any other cause;

•	failure to provide notice of the occurrence of a change in control on a timely basis;

•	default by us in the performance of any other of the covenants or agreements in the indenture which shall not have been remedied for a period of 90 days after notice;

•	various events involving our bankruptcy, insolvency or reorganization.

Notwithstanding the foregoing, the indenture will provide that the sole remedy for an event of default relating to the failure to comply with the reporting provisions of the indenture and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act (which relates to the provision of reports), will for the first 270 days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the notes at an annual rate of 0.25% of the principal amount of the notes. This additional interest will be payable in the same manner and on the same dates as the stated interest payable on the notes. The additional interest will accrue on all outstanding notes from and including the date on which an event of default relating to a failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act first occurs to but not including the 270th day thereafter (or such earlier date on which the event of default relating to the reporting obligations shall have been cured or waived). On such 270th day (or earlier, if the event of default relating to the reporting obligations is cured or waived prior to such 270th day), such additional interest will cease to accrue and the notes will be subject to acceleration as provided above if the event of default is continuing. The provisions of the indenture described in this paragraph will not affect the rights of the holders of notes in the event of the occurrence of any other event of default.

The indenture provides that the trustee may withhold notice to the noteholders of any default (except in payment of principal of or interest or premium on the securities) if the trustee considers it in the interest of noteholders to do so. No periodic evidence concerning compliance with the indenture or absence of defaults is required by the indenture.

The indenture provides that if an event of default due to the default in the payment of principal or interest on the notes shall have occurred and be continuing, either the trustee or the holders of 25% in principal amount of the debt securities of such series affected thereby then outstanding may declare the principal of the notes to be due and payable immediately. The indenture also provides that, except as described above with regard to an event of default relating to failure to comply with reporting obligations in the indenture or for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, if an event of default resulting from default in the performance of any other of the covenants or agreements in the indenture and in various events of our bankruptcy, insolvency and reorganization, either the trustee or the holders of 25% in principal amount of all series of debt securities then outstanding for which the same entity serves as trustee (treated as one class) may declare the principal of all such debt securities to be due and payable immediately. Notwithstanding the above, upon certain conditions, including payment of past due principal and interest, such declarations may be annulled and past defaults may be waived by the holders of a majority in principal amount of the notes then outstanding.

The holders of a majority in principal amount of the debt securities of any and all series affected and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture, provided that the holders shall have offered to the trustee reasonable indemnity against expenses and liabilities.

Modification of the Indenture

With respect to the notes, the indenture contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in principal amount of the notes at the time outstanding, to modify the indenture or any supplemental indenture or the rights of the holders of the notes; provided, that no such modification shall:

•	in each case without the consent of the holder of each note so affected,

•	extend the final maturity of any note; or

•	reduce the principal amount thereof or any redemption premium thereon; or

•	reduce the rate or extend the time of payment of interest, including additional interest thereon; or

•	impair or affect the right of any holder of notes to institute suit for the payment thereof or the right of repayment, if any, at the option of the holder; or

•

modify the provisions of the indenture relating to our requirement to repurchase notes (i) upon a change in control after the occurrence thereof, or (ii) on July 15, 2008, 2009, 2012, 2017, 2022, 2027 or 2032; or

•	impair any right any holder may have to convert the notes for or into other securities or property; or

•	reduce the percentage of notes the consent of the holders of which is required for any such modification without the consent of the holders of each note affected.

The indenture also permits us and the trustee to amend the indenture without the consent of the holders of debt securities in various other circumstances, including if we merge or if the trustee with respect to the debt securities of one or more series is replaced.

If you are a street name holder or other indirect holder of notes, you should consult your bank or broker for information on how you may grant or deny approval if we seek to change the indenture or the notes or request a waiver.

Book-Entry, Delivery and Form

The notes will be issued in the form of one or more global securities that will be deposited with The Depository Trust Company (“DTC” or the “depositary”) or its nominee and registered in the name of DTC or its nominee, Cede & Co. Investors may elect to hold interests in the notes through either DTC (in the United States), Clearstream Banking, société anonyme (“Clearstream”) or Euroclear Bank S.A./N.V. (“Euroclear”). Upon the issuance of a global security, the depositary for such global security will credit the respective principal amounts of the notes represented by such global security to the accounts of institutions that have accounts with the depositary or its nominee. We refer to such institutions as participants. Ownership of beneficial interests in such global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such global securities will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for such global security. Ownership of beneficial interests in global securities by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

So long as the depositary for a global security, or its nominee, is the registered owner of such global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture governing such notes. Owners of beneficial interests in such global securities will not be entitled to have notes represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the indenture.

Payment of principal of and any interest on the notes registered in the name of or held by a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner or holder of the global security. None of us, the trustee, or any paying agent for such notes will have any responsibility or liability for any aspect of the records relating to or payment made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary, upon receipt of any payment of any principal or interest in respect of the global security, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of such depositary. We also expect that payments by participants to those who hold beneficial interests through participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name,” and will be the responsibility of such participants.

A global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. If the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive registered form in exchange for the global security representing such notes. In addition, we may at any time and in our sole discretion determine not to have any notes represented by one or more global securities and, in such event, will issue notes in definitive form in exchange for all of the global securities representing such notes. Notes issued in definitive form will be issued as registered securities in denominations of $1,000 and integral multiples of $1,000.

Links have been established among DTC, Clearstream and Euroclear (two international clearing systems that perform functions similar to those that DTC performs in the United States), to facilitate the initial issuance of book-entry securities and cross-market transfers of book-entry securities associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform such procedures, and the procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the aggregate ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC.

When book-entry securities are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive book-entry securities against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the book-entry securities will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending book-entry securities to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer book-entry securities to a DTC participant, the seller must send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer the book-entry securities against payment. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back-valued to the value date (which would be the preceding day, when settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), proceeds credited to the Clearstream or Euroclear participant’s account would instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

Same-Day Settlement and Payment

Settlement for the notes will be made by the underwriter in immediately available funds. So long as the depositary continues to make its same-day funds settlement system available to us, all payments of principal of and interest on the notes will be made in immediately available funds, and, to the extent that secondary market trading in the notes is effected on the depositary’s same-day funds settlement system, such trading will be settled in immediately available funds.

The Depositary

The depositary has advised us and the underwriter that the depositary is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The depositary holds securities for its participants. The depositary also eliminates the need for physical movement of securities certificates by facilitating the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in the direct participants’ accounts. Direct participants include securities brokers and dealers, including the underwriter, banks, trust companies, clearing corporations, and certain other organizations. The depositary is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the depositary’s book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depositary and its direct and indirect participants are on file with the Securities and Exchange Commission.

U.S. FEDERAL INCOME TAXATION

The following is a summary of the material U.S. federal income and, in the case of non-U.S. holders (as defined below), material U.S. federal estate tax consequences of the purchase, ownership and disposition of notes and the shares of common stock into which the notes may be converted. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable regulations, administrative rulings and judicial decisions currently in effect, any of which may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. Except where noted, this summary deals only with a note or share of common stock held as a capital asset by a beneficial owner who purchased the note at its “issue price” (generally, the first price at which a substantial portion of the notes are issued to the public) pursuant to this offering. This summary does not address all aspects of U.S. federal income taxes and does not deal with tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

•

tax consequences to holders who may be subject to special tax treatment, including dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, or traders in securities that elect to use a mark-to-market method of accounting for their securities;

•

tax consequences to persons holding notes or common stock as a part of a hedging, integrated, or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code;

•	tax consequences to U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	tax consequences to investors in pass-through entities;

•	alternative minimum tax consequences, if any; and

•	any state, local or foreign tax consequences.

If a partnership (as determined for U.S. federal income tax purposes) holds notes or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes or shares of common stock, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation, as well as consequences arising under the laws of any other taxing jurisdiction.

We use the term “U.S. holder” to mean a beneficial owner of notes or shares of common stock received upon conversion of notes that is, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation, or any other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner (other than a partnership) of notes or shares of common stock received upon conversion of the notes that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid federal income tax or, in certain circumstances, individuals who are U.S.

expatriates. These special rules are not addressed in the following summary. Non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Consequences to U.S. Holders

Stated Interest

Stated interest on a note will generally be taxable as ordinary income at the time it is paid or accrued, in accordance with the U.S. holder’s usual method of accounting for tax purposes.

Additional Interest

If we fail to comply with certain reporting obligations as described under “Description of the Notes–Events of Default, Waiver and Notice” we may be required to pay additional interest. Because we believe the likelihood that we will make any such additional payments on the notes is remote, we intend to take the position (and this discussion assumes) that the notes will not be treated as contingent payment debt instruments. Assuming our position is respected, a U.S. holder would be required to include in income such additional amounts, if any, at the time the payments are paid or accrued, in accordance with such U.S. holder’s usual method of accounting for tax purposes.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes

Except as provided below under “—Conversion of Notes,” a U.S. holder will generally recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note equal to the difference between (1) the amount realized upon such taxable disposition of the note (less any amount attributable to accrued interest, which will be taxable as ordinary interest income) and (2) the U.S. holder’s tax basis in the note. A U.S. holder’s tax basis in a note will generally be equal to the amount that the U.S. holder paid for the note. Any gain or loss recognized on a taxable disposition of the note will generally be capital gain or loss. If, at the time of the sale, exchange, redemption or other taxable disposition of the note, a U.S. holder is treated as holding the note for more than one year, such gain or loss will be a long-term capital gain or loss. Otherwise, such gain or loss will be a short-term capital gain or loss. A U.S. holder’s ability to deduct capital losses is subject to certain limitations.

Conversion of Notes

If a U.S. holder receives solely cash in exchange for a note upon conversion, the U.S. holder’s gain or loss will be determined in the same manner as if the U.S. holder disposed of the note in a taxable disposition (as described above under “—Sale, Exchange, Redemption or Other Taxable Disposition of Notes”). The tax treatment of a conversion of a note into cash and common stock is uncertain, and U.S. holders should consult their tax advisors regarding the consequences of such a conversion.

Treatment as a Recapitalization.    If a combination of cash and stock is received by you upon conversion of a note, we intend to take the position that the notes are securities for U.S. federal income tax purposes and that the conversion would be treated as a “recapitalization” for such purposes. In such case, gain, but not loss, would be recognized equal to the excess of the fair market value of the common stock and cash received (other than amounts attributable to accrued interest, which would be treated as such, and cash in lieu of a fractional share) over a U.S. holder’s tax basis in the notes (excluding the portion of the tax basis allocable to any fractional share), but in no event should the gain recognized exceed the amount of cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest). The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a U.S. holder receives for the fractional share and the portion of the U.S. holder’s tax basis in the note allocable to the fractional share. Any gain or loss recognized on conversion generally would be capital gain or loss and would be long-term capital gain or loss if, at the time of the conversion, the note has been held for more than one year.

The tax basis of the shares of common stock received upon such a conversion (other than common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) would equal the tax basis of the note that was converted (excluding the portion of the tax basis allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). A U.S. holder’s holding period for shares of common stock would include the period during which the U.S. holder held the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

Possible Alternative Treatments.    If the conversion of a note into cash and common stock, discussed above, were not treated as a recapitalization, an alternative characterization would be to treat the cash payment received as proceeds from the sale of a portion of the note and taxed in the manner described under “—Sale, Exchange, Redemption or Other Taxable Disposition of Notes” above (or in the case of cash received in lieu of a fractional share, taxed as a disposition of a fractional share). Under this alternative characterization, the common stock received on such a conversion would be treated as received upon a conversion of the note, which generally would not be taxable to a U.S. holder except to the extent of any common stock received with respect to accrued interest. In that case, the U.S. holder’s tax basis in the note would generally be allocated pro rata, based on the relative fair market values, among the common stock received, the fractional share that is sold for cash and the portion of the note that is treated as sold for cash. The holding period for the common stock received in the conversion (except any common stock received with respect to accrued interest) would include the holding period for the notes.

It is also possible that the receipt of common stock and cash could be treated as a fully taxable event.

Constructive Distributions

The conversion rate of the notes may be adjusted in certain circumstances, as described in “Description of the Notes—Conversion Rights.” Adjustments (or failures to make adjustments) that have the effect of increasing a U.S. holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a U.S. holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. holder. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock and possibly adjustments in connection with a change in control) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a U.S. holder will be deemed to have received a distribution even though the U.S. holder has not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code, as described under “—Distributions on Common Stock.” It is not clear whether a constructive dividend deemed paid to a U.S. holder would be eligible for the preferential rates of U.S. federal income tax applicable to certain dividends received or for the dividends-received deduction applicable to certain dividends paid to corporate holders. Because a constructive dividend deemed received by a U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay backup withholding taxes on behalf of a U.S. holder (because such U.S. holder failed to establish an exemption from backup withholding), we may, at our option, set off any such payment against payments of cash and common stock payable on the notes (or, in certain circumstances, against any payments on the common stock).

Possible Effect of the Adjustment to Conversion Rate Upon Certain Change in Control Events

In certain situations, we may be obligated to adjust the conversion rate of the notes (as described above under “Description of Notes—Conversion Rights—Conversion in Connection with Certain Change in Control Events”) or in lieu of such adjustment, provide for the conversion of the notes into shares of a public acquirer (as described above under “Description of Notes—Conversion Rights—Conversion in Connection with Certain Change in Control Events”). Depending on the circumstances, such adjustments could result in a deemed taxable exchange to a holder and the modified note could be treated as newly issued at that time.

Distributions on Common Stock

Distributions, if any, made on our common stock generally will be included in a U.S. holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporation may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by a non-corporate U.S. holder in tax years prior to 2011 will be eligible to be taxed at reduced rates if the U.S. holder meets certain holding period and other applicable requirements.

Sale, Certain Redemptions or Other Taxable Dispositions of Common Stock

Upon the sale, certain redemptions or other taxable dispositions of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon such taxable disposition and (2) the U.S. holder’s tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the common stock is more than one year at the time of the taxable disposition. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup

Withholding

Information reporting requirements generally will apply if a U.S. holder receives payments of interest on the notes, dividends on shares of common stock or proceeds from the sale of a note or share of common stock, unless the U.S. holder is an exempt recipient such as a corporation. Backup withholding will apply to those payments if a U.S. holder, who is not otherwise exempt from withholding, fails to make required certifications and provide its correct taxpayer identification number or has been notified by the IRS that it has failed to report in full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowable as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided required information is furnished timely to the IRS.

Consequences to Non-U.S. Holders

Interest

Subject to the discussion below concerning backup withholding, a non-U.S. holder who is not engaged in a trade or business in the United States to which interest on a note is attributable generally will not be subject to U.S. federal income tax or the U.S. federal withholding tax of 30% (or, if applicable, a lower treaty rate) on interest on a note provided that:

•

the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•	the non-U.S. holder is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•

(1) the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN or other applicable form) or (2) the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and the non-U.S. holder and the foreign intermediary or foreign partnership satisfy the certification requirements of applicable Treasury regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. holder provides us with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base), then the non-U.S. holder will be exempt from the 30% withholding tax (provided the certification requirements discussed above are satisfied) and will instead be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lower rate under an applicable income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Dividends and Constructive Distributions

Any dividends paid to a non-U.S. holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see “Consequences to U.S. Holders—Constructive Distributions” above) will be subject to withholding tax at a 30% rate (or a lower rate under an applicable income tax treaty). However, dividends that are effectively connected with the conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base) will not be subject to the withholding tax, but instead will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. A non-U.S. holder must comply with certain certification and disclosure requirements in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or a lower rate under an applicable income tax treaty). Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a non-U.S. holder, we may, at our option, set off any such payment against payments of cash and common stock payable on the notes or, in certain circumstances, against any payments on the common stock).

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange, Certain Redemptions, Conversion or Other Taxable Dispositions of Notes or Shares of Common Stock

Gain realized by a non-U.S. holder on the sale, exchange, certain redemptions or other taxable dispositions of a note or common stock (as well as upon the conversion of a note into cash or into a combination of cash and common stock) generally will not be subject to U.S. federal income tax unless:

•

that gain is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a U.S. permanent establishment or fixed base);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes

If you are a non-U.S. holder who is an individual described in the first bullet point above, you will be subject to tax at regular graduated U.S. federal income tax rates on the net gain derived from the sale, exchange, redemption, conversion or other taxable disposition of a note or common stock, generally in the same manner as if you were a U.S. holder. If you are a foreign corporation that is described in the first bullet point above, you will be subject to tax on your net gain generally in the same manner as if you were a U.S. person as defined under the Code and, in addition, you may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits (or at a lower rate under an applicable income tax treaty). If you are described in the second bullet point above, (i) you likely will be treated as a U.S. resident for tax purposes, in which case you will treated as a U.S. holder (see discussion above under “Consequences to U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of Notes” and “—Sale, Certain Redemptions or Other Taxable Dispositions of Common Stock,” or (ii) in the event you are not treated as a U.S. resident for tax purposes, you will be subject to a flat 30% tax on the gain recognized on the sale, exchange, redemption, conversion or other taxable disposition of a note or common stock (which gain may be offset by U.S. source capital losses). Any amounts (including common stock) which a non-U.S. holder receives on a sale, exchange, redemption, conversion or other taxable disposition of a note which are attributable to accrued interest will generally be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “—Interest.”

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

U.S. Federal Estate Tax

An individual holder of a note who is not a citizen or resident of the United States at the time of his or her death will not be subject to U.S. federal estate tax with respect to the note as a result of such individual’s death if the holder does not own, actually or constructively, on the date of death 10% or more of the total combined voting power of all classes of the voting stock of Gannett, and if any interest received on the note, if received by the holder at the time of his or her death, would not be effectively connected with the conduct of a trade or business in the United States.

The estate of a non-U.S. holder will be subject to U.S. federal estate tax on common stock beneficially owned by the non-U.S. holder at his or her death, unless an applicable estate tax treaty provides otherwise. Estates of decedents who are not citizens or residents of the United States (as defined for U.S. federal estate tax purposes) are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to non-U.S. holders the amount of interest or dividends paid to non-U.S. holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest, dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make, provided the statement described in the last bullet point under “—Interest” has been received (and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code). A non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note or share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described in the last bullet point under “—Interest” has been received (and the payor does not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code) or the non-U.S. holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowable as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

UNDERWRITING

Gannett and Citigroup Global Markets Inc. have entered into an underwriting agreement dated the date of this prospectus supplement, and the underwriter has agreed to purchase, and we have agreed to sell to the underwriter, the notes subject to the terms and conditions in the underwriting agreement.

The underwriting agreement provides that the obligations of the underwriter to purchase the notes are subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the notes offered if it purchases any of the notes offered.

The underwriter proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. In connection with the sale of the notes, the underwriter may be deemed to have received compensation from us in the form of underwriting discounts.

We do not intend to apply to list the notes for trading on any securities exchange or for trading in any automated quotation system. Currently, there is no public market for the notes. The underwriter has advised us that it intends to make a market in the notes but is not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes. We intend to list the shares of common stock into which the notes are convertible on The New York Stock Exchange.

In connection with the offering of the notes, the underwriter may engage in over-allotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Over-allotment involves sales of the notes in excess of the principal amount of such notes to be purchased by the underwriter in the offering, which creates a short position for the underwriter. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than would otherwise be the case in the absence of those transactions. If the underwriter engages in stabilizing or syndicate covering transactions, it may discontinue them at any time without notice.

We estimate that our total expenses for this offering will be approximately $250,000.

In the ordinary course of their respective businesses, the underwriter and its affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and/or perform financial advisory services for us for which they received, or will receive, customary fees and expenses. More than 10% of the proceeds of this offering, not including underwriting compensation, may be received by entities who are affiliated with members of the National Association of Securities Dealers, Inc., or NASD, who are participating in this offering, or by their affiliates or associated persons. As a result, this offering is being conducted in compliance with the NASD Conduct Rule 2710(h).

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make because of any of these liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of the notes described in this prospectus supplement may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to and agreed by the competent authority in that Relevant Member State, all in accordance with the Prospectus

Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities to the public may be made in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or to subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part ) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the notes described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the notes has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the notes to the public in France.

Such offers, sales and distributions will be made in France only

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D-754-1 and D.764-1 of the French Code monétaire et financier, or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties, or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marches Financiers, does not constitute a public offer (appel public à l’épargne).

The notes may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621.8 through L.621-8-3 of the French Code Monétaire et financier.

LEGAL MATTERS

The validity of the notes offered hereby and of the shares of common stock issuable upon conversion of the notes and certain other legal matters will be passed on for Gannett by Nixon Peabody LLP and Hogan & Hartson L.L.P. and for the underwriter by Simpson Thacher & Bartlett LLP.

EXPERTS

The consolidated financial statements of Gannett Co., Inc. for 2006 and 2005 appearing in our most recent Annual Report (Form 10-K) for the year ended December 31, 2006, and Gannett Co., Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Gannett Co., Inc.’s consolidated financial statements for 2004 are incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 and have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act that registers the distribution of the notes. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the Securities and Exchange Commission (“SEC”) allow us to omit certain information included in the registration statement from this prospectus supplement.

In addition, we file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information, or obtain copies of this information by mail, at prescribed rates, from the SEC’s Public Reference Room at the following location:

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC.

You can also inspect reports, proxy statements and other information about us at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York.

The SEC allows us to “incorporate by reference” information into this prospectus supplement and accompanying prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement and accompanying prospectus, except for any information that is superseded by information that is included directly in this document.

This prospectus supplement and accompanying prospectus incorporate by reference the documents listed below that we have previously filed with the SEC. The SEC file number for all of the incorporated documents is 1-6961.

Company SEC Filings	Period
Annual Report on Form 10-K	Year ended December 31, 2006

Quarterly Report on Form 10-Q	Quarter ended April 1, 2007

Current Report on Form 8-K	Filed March 7, 2007

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part of this prospectus supplement and accompanying prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement and accompanying prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and accompanying prospectus.

You can obtain any of the documents incorporated by reference in this document through us, or from the SEC through the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part. You can obtain documents incorporated by reference in this prospectus supplement and accompanying prospectus by requesting them in writing or by telephone from us at the following address:

Secretary

Gannett Co., Inc.

7950 Jones Branch Drive

McLean, VA 22107

Telephone: (703) 854-6000

PROSPECTUS

GANNETT CO., INC.

Common Stock

Preferred Stock

Debt Securities

Depositary Shares

Warrants

Stock Purchase Contracts

Stock Purchase Units

We may offer and sell from time to time, the securities listed above together or separately, in one or more classes or series, in amounts, at prices and on terms that we will determine at the time of offering. This prospectus describes some of the general terms that may apply to these securities. We will provide the specific terms of any securities we actually offer for sale in supplements to this prospectus, post-effective amendments to the registration statement of which this prospectus is a part or in documents incorporated by reference into this prospectus. You should read this prospectus and any accompanying prospectus supplement carefully before you purchase any of our securities.

We may offer and sell the securities directly to you, through agents we select or through underwriters or dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement. The net proceeds we expect to receive from such sales will be set forth in the prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol “GCI.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of the prospectus is July 25, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under the shelf registration process, using this prospectus, together with a prospectus supplement, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, the information in this prospectus is superseded by the information in the prospectus supplement. You should read this prospectus, the applicable prospectus supplement and the additional information incorporated by reference in this prospectus described below under “Where You Can Find More Information” before making an investment in our securities.

The prospectus supplement will describe: the terms of the securities offered, any initial public offering price, the price paid to us for the securities, the net proceeds to us, the manner of distribution and any underwriting compensation and the other specific material terms related to the offering of these securities. The prospectus supplement may also contain information, where applicable, about material U.S. federal income tax considerations relating to the securities. For more detail on the terms of the securities, you should read the exhibits filed with or incorporated by reference in our registration statement of which this prospectus forms a part.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should not assume that information contained in this prospectus, in any supplement to this prospectus, or in any document incorporated by reference in this prospectus is accurate as of any date other than the date on the front page of the document that contains the information, regardless of when this prospectus is delivered or when any sale of our securities occurs. Our business, financial condition and results of operations may have changed since then.

In this prospectus, we sometimes refer to the debt securities, common stock, preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units collectively as “offered securities.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information, or obtain copies of this information by mail, at prescribed rates, from the SEC’s Public Reference Room at the following location:

United States Securities and Exchange Commission

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC.

You can also inspect reports, proxy statements and other information about us at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York.

The SEC allows us to “incorporate by reference” into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. Any statement contained or incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated by reference herein, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act). The SEC file number for all of the incorporated documents is 1-6961.

Company SEC filings	Period
Annual Report on Form 10-K	Year ended December 25, 2005, filed on February 24, 2006

Quarterly Report on Form 10-Q	Quarter ended March 26, 2006, filed on May 4, 2006

Current Reports on Form 8-K	Filed January 17, 2006 (as amended February 21, 2006), March 27, 2006, May 25, 2006 and June 29, 2006

Registration Statement on Form 8-B	Filed June 14, 1972, including any amendment or reports filed for the purpose of updating such description.

Registration Statement on Form 8-A	Filed May 23, 1990 (as amended May 2, 2000), including any amendment or reports filed for the purpose of updating such description.

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before all of the securities offered by this prospectus are sold are incorporated by reference in this prospectus from the date of filing of the documents, except for information “furnished” under Item 2.02 and Item 7.01 of Form 8-K or other information “furnished” to the SEC, which is not deemed filed and not incorporated by reference herein. Information that we file with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

You may obtain any of these incorporated documents through us, or from the SEC through the SEC’s website at the address noted above. Documents incorporated by reference are available from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference, by requesting them from us in writing or by telephone at the following address:

Secretary

Gannett Co., Inc.

7950 Jones Branch Drive

McLean, VA 22107

(703) 854-6000

Documents may also be available on our website in the investor relations section at http://www.gannett.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

Certain statements made in this prospectus (including documents incorporated by reference) may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “expect”, “intend”, “believe”, “anticipate”, “likely”, “will” and similar expressions generally identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those anticipated in the forward-looking statements. Except as required by law, the company is not responsible for updating or revising any forward-looking statements, whether as a result of new information, future events or otherwise.

Potential risks and uncertainties which could adversely affect the company’s ability to obtain these results include, without limitation, the following factors: (a) increased consolidation among major retailers or other events which may adversely affect business operations of major customers and depress the level of local and national advertising; (b) an economic downturn in some or all of the company’s principal newspaper or broadcasting markets leading to decreased circulation or local, national or classified advertising; (c) a decline in general newspaper readership and/or advertiser patterns as a result of competitive alternative media or other factors; (d) an increase in newsprint or syndication programming costs over the levels anticipated; (e) labor disputes which may cause revenue declines or increased labor costs; (f) acquisitions of new businesses or dispositions of existing businesses; (g) a decline in viewership of major networks and local news programming; (h) rapid technological changes and frequent new product introductions prevalent in electronic publishing; (i) an increase in interest rates; (j) a weakening in the Sterling to U.S. dollar exchange rate; and (k) general economic, political and business conditions.

GANNETT CO., INC.

Gannett Co., Inc. is a leading international news and information company. In the United States, we publish 90 daily newspapers, including USA TODAY, and nearly 1,000 non-daily publications. Along with each of our daily newspapers, we operate Internet Web sites offering news and advertising that are customized for the market served and integrated with our publishing operations. USA TODAY.com is one of the most popular news sites on the Web. We are the largest newspaper publisher in the United States.

Newspaper publishing operations in the United Kingdom, operating as Newsquest, include 17 daily newspapers, more than 300 non-daily publications, locally integrated Web sites and classified business Web sites with national reach. Newsquest is the second largest regional newspaper publisher in the U.K.

In broadcasting, we operate 22 television stations in the United States with a market reach of more than 19.8 million households. Each of these stations also operates locally oriented Internet Web sites offering news, entertainment and advertising content in text and video format. Through our subsidiary, Captivate, our broadcasting group delivers news and advertising to a highly desirable audience demographic through video screens in office tower and select hotel elevators.

Our Total Online Internet Audience in December 2005 was nearly 21 million unique visitors, reaching about 13.5% of the Internet audience, as measured by Nielsen//NetRatings.

Complementing our publishing and broadcasting businesses, we have made strategic investments in the online advertising business through our subsidiary, PointRoll, which provides online advertisers with rich media marketing services, and through several important partnership investments, including CareerBuilder for employment advertising; Classified Ventures for auto and real estate ads; Topix.net, a news content aggregator; ShermansTravel, an online travel service; ShopLocal, a provider of online marketing solutions for local, regional and national advertisers of all types; and 4INFO, which provides mobile phone search services.

Gannett was founded by Frank E. Gannett and associates in 1906 and incorporated in 1923. We went public in 1967 and reincorporated in Delaware in 1972. Our more than 238 million outstanding shares of common stock are held by approximately 10,500 shareholders of record in all 50 states and several foreign countries. We have approximately 52,600 employees.

Our principal executive offices are located at 7950 Jones Branch Drive, McLean, Virginia 22107; telephone (703) 854-6000.

USE OF PROCEEDS

Except as otherwise may be set forth in the prospectus supplement accompanying this prospectus, we expect to add substantially all of the net proceeds from the sale of the offered securities to our general funds. These funds will be used for general corporate purposes, including capital expenditures, working capital, securities repurchase programs, repayment of long term and short term debt and the financing of future acquisitions. We may also invest funds which are not required immediately in short term marketable securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our earnings to our fixed charges for the periods indicated:

	Three months ended March 26, 2006		As of fiscal year end
			2005		2004		2003		2002		2001
Ratio of earnings to fixed charges(1)	6.2	x	8.8	x	13.0	x	12.4	x	11.4	x	6.5	x

(1)	For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, minority interests in consolidated subsidiaries and income or loss from Gannett’s equity investments, plus fixed charges. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense that Gannett believes to be a reasonable estimate of the interest factor.

DESCRIPTION OF COMMON AND PREFERRED STOCK

The following description of our common stock and preferred stock, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the common stock and the preferred stock that we may offer from time to time pursuant to this prospectus. While the terms we have summarized below will apply generally to any future common stock or preferred stock that we may offer, we will describe the particular terms of any class or series of these securities in more detail in the applicable prospectus supplement. If there are differences between the applicable prospectus supplement and this prospectus, the prospectus supplement will control. For the complete terms of our common stock and preferred stock, please refer to our second restated certificate of incorporation, as amended, which we refer to in this prospectus as our charter, our bylaws, as amended, which we refer to as our bylaws, and our rights plan agreement, as amended, which we refer to as our rights plan agreement, that are incorporated by reference into the registration statement of which this prospectus is a part or may be incorporated by reference in this prospectus or any prospectus supplement. The summary below and that contained in any prospectus supplement is qualified in its entirety by reference to our charter, bylaws and rights plan agreement. The terms of these securities may also be affected by the General Corporation Law of the State of Delaware.

Authorized Capitalization

As of the date of this prospectus, our capital structure consists of 800,000,000 authorized shares of common stock, par value $1.00 per share, and 2,000,000 shares of undesignated preferred stock, par value $1.00 per share. As of March 26, 2006, an aggregate of 238,045,823 shares of our common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding.

Common Stock

The holders of our common stock are entitled to such dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future.

Our bylaws provide that director nominees are elected by the vote of a majority of the votes cast with respect to the director at the meeting, unless the number of nominees exceeds the number of directors to be elected, in which case directors shall be elected by the vote of a plurality of the shares present and entitled to vote at the meeting, once a quorum is present. No holder of our common stock has any preemptive right to subscribe for any shares of capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of the holders of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are, and the shares of common stock offered by this prospectus as well as the shares issuable upon the conversion of any preferred stock or debt securities offered pursuant to this prospectus, when issued and paid for, will be, fully paid and non-assessable.

Preferred Stock

No shares of our preferred stock are currently outstanding. Under our charter, our board of directors, without further action by our stockholders, is authorized to issue up to 2,000,000 shares of preferred stock in one or more classes or series. The board may fix or alter the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter and Bylaws

Effect of Delaware Anti-Takeover Statute.    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at anytime within a three year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Charter and Bylaws Provisions.    Our charter and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

Classified Board of Directors; Removals; Vacancies.    Our charter and bylaws provide for our board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered, three-year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors. Our charter also provides that vacancies on the board of directors may only be filled by a majority of the board of directors then in office and further provides that directors may only be removed without cause by the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors; directors may be removed for cause by the affirmative vote of a majority of such holders. The provisions of our charter and bylaws that govern the number, election, classification and terms of the board of directors may not be amended without the affirmative vote of at least 80% of all the then outstanding shares of stock entitled to vote generally in the election of directors.

Supermajority Voting.    Our charter requires the approval of the holders of at least 80% of our combined voting power to effect certain amendments to our charter and also to effect certain business combinations, unless such business combinations have been approved by a majority of disinterested directors or meet the price and procedure requirements set forth in the charter. Our bylaws may be amended by either a majority of the board of directors or the stockholders except that certain provisions may not be amended without the affirmative vote of the holders of at least 80% of our voting stock.

Authorized but Unissued or Undesignated Capital Stock.    Our authorized capital stock consists of 800,000,000 shares of common stock and 2,000,000 shares of preferred stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the board of directors in one or more transactions. In this regard, our charter grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of director’s authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Special Meetings of Stockholders.    Our bylaws provide that, except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, special meetings of our stockholders may be called only by the Chairman of the board of directors or by the board of directors pursuant to a resolution approved by a majority of the entire board of directors.

No Stockholder Action by Written Consent.    Our charter and bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may be taken only at a duly called annual or special meeting of stockholders and may not be effected by written consent of the stockholders.

Notice Procedures.    Our bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our charter or bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. Generally, to be timely, except for shareholder proposals submitted in accordance with the federal proxy rules, as to which the requirements specified therein shall control, notice must be received at our principal executive offices not less than 90 days prior to the meeting. The notice must contain certain information specified in the bylaws.

Limitation of Director Liability.    Our charter and bylaws limit the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our charter provides that our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Our bylaws also provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law.

Rights Plan Agreement

On May 21, 1990, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of common stock of the Company; the dividend was paid on June 8, 1990. The description and terms of the preferred share purchase rights are set forth in the rights plan agreement. The following is a summary of the material terms of this agreement. The statements below are only a summary, and we refer you to the rights plan agreement, as amended, which is incorporated herein by reference. Each statement is qualified in its entirety by such reference.

Under the rights plan agreement, one stockholder right is attached to each share of common stock. The stockholder rights are transferable only with the common stock until they become exercisable, are redeemed or expire.

Each right entitles the holder to purchase from the Company one four-hundredth of a share of Series A junior participating preferred stock, par value $1.00 per share, at a price of $280 per one four-hundredth of a preferred share, subject to further adjustment. The rights will separate from the common stock upon the earlier of:

•

the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, such person or group referred to as an “acquiring person”; and

•

the tenth business day after a person or group commences or announces its intent to commence a tender or exchange offer, the consummation of which would result in such person or group becoming an acquiring person.

If any person or group becomes an acquiring person, instead of one four-hundredth of a share of Series A junior participating preferred stock, each stockholder right, other than any stockholder rights held by the acquiring person or group, will then represent the right to receive upon exercise an amount of common stock having a market value equal to twice the exercise price, subject to certain exceptions.

If after a person or group becomes an acquiring person, we are acquired in a merger or other business combination or 50% or more of our consolidated assets or earnings power are sold or transferred, each stockholder right will then represent the right to receive upon exercise an amount of common stock of the other party to the merger or other business combination having a market value equal to twice the exercise price.

In addition, at any time after any person or group becomes an acquiring person, but before that person or group becomes the beneficial owner of 50% or more of the outstanding common stock, our board of directors may at its option exchange the stockholder rights, in whole or in part, other than any stockholder rights held by the acquiring person or group, for common stock at an exchange ratio of one share of common stock (or a fraction of a preferred share having the same market value) per right, subject to adjustment as described in the agreement.

The exercise price payable, the number of thousandths of shares of preferred stock and the amount of common stock, cash or securities or assets issuable upon exercise of, or exchange for, stockholder rights and the number of outstanding rights are subject to adjustment to prevent dilution if certain events occur.

Our board of directors may redeem the stockholder rights in whole, but not in part, for one cent ($.01) per right, as adjusted to reflect any preferred stock split, stock dividend or similar transaction, at any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding common stock of the Company. Unless earlier redeemed by us, exercised or exchanged, the stockholder rights will expire on May 31, 2010.

The stockholder rights will not prevent a takeover of us. However, the rights may render an unsolicited takeover of us more difficult or less likely to occur, even though such takeover may offer stockholders opportunity to sell their shares at a price above the prevailing market and/or may be favored by a majority of the stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A.

The applicable prospectus supplement will specify the transfer agent and registrar for any shares of preferred stock we may offer pursuant to this prospectus.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series. The following description summarizes the general terms and provisions of the debt securities that we may offer pursuant to this prospectus that are common to all series. The description is not complete. The specific terms relating to any series of our debt securities that we offer will be described in a prospectus supplement, which you should read. Because the terms of specific series of debt securities offered may differ from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that may modify or replace any information below. If there are differences between the applicable prospectus supplement and this prospectus, the prospectus supplement will control.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities will be governed by a document called an “indenture.” An indenture is a contract between a financial institution, acting on your behalf as trustee of the debt securities offered, and us. The debt securities will be issued pursuant to an indenture dated as of March 1, 1983 between us and Citibank, N.A. as trustee, as amended or supplemented. This indenture provides that we may appoint a trustee with respect to each new series of debt securities thereunder. The appointed trustee will serve with respect to only that series, unless we specifically appoint them to serve as trustee with respect to any preceding or succeeding series of debt securities. The trustee has two main roles. First, subject to certain limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against us if we default on our obligations under the indenture. Second, the trustee performs certain administrative duties for us with respect to the debt securities. When we refer to the “indenture” in this prospectus, we are referring to the indenture described above under which your debt securities will be issued, as may be supplemented by any supplemental indenture applicable to your debt securities.

Unless otherwise provided in any applicable prospectus supplement, the following section is a summary of the principal terms and provisions that will be included in the indenture. This summary is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the indenture, which will be in the form filed as an exhibit to or incorporated by reference in the registration statement of which this prospectus is a part. If we refer to particular provisions in the indenture, such provisions, including the definition of terms, are incorporated by reference in this prospectus as part of this summary. We urge you to read the applicable indenture and any supplement thereto because these documents, and not this section, define your rights as a holder of debt securities.

General Terms of Debt Securities

The indenture does not limit the amount of debt securities which may be issued thereunder. You are urged to read the prospectus supplement relating to a particular series of debt securities being offered which will include the following terms of the debt securities offered under such prospectus supplement:

•	the designation of such debt securities;

•	the aggregate principal amount of such debt securities;

•	the percentage of their principal amount at which such debt securities will be issued;

•	the currency or currencies with which such debt securities may be purchased and the currency or currencies in which principal of and any interest on debt securities may be payable;

•

if the currency for which such debt securities may be purchased or in which principal of and any interest may be payable is at the purchaser’s election, the manner in which such an election may be made;

•	the date or dates on which such debt securities will mature;

•

the rate or rates, if any, per annum at which such debt securities will bear interest, or the method of determination of such rate or rates (the debt securities may bear interest either at a fixed rate or at a variable rate determined by reference to indices that may include a commercial paper rate, CD rate, federal funds rate, treasury rate or such other interest rate formula as may be indicated in a prospectus supplement relating to such debt securities);

•	the times at which such interest, if any, will be payable;

•	provisions for a sinking, purchase or other analogous fund, if any;

•	the date or dates, if any, after which such debt securities may be redeemed at our option or at the option of the holder and the redemption price or prices;

•	any other provisions affecting the redemption of such debt securities; and

•	any other special feature of the series of debt securities.

If any series of the debt securities offered are convertible into or exchangeable for shares of our common stock or other securities, the applicable prospectus supplement will set forth the terms and conditions for such conversion or exchange, including:

•	the conversion price or exchange ratio (or method of calculating the same);

•	the conversion or exchange period (or method of determining the same);

•	whether conversion or exchange will be mandatory, at our option or at the option of the holder;

•	the events requiring an adjustment of the conversion price or the exchange ratio; and

•	any other provisions affecting conversion or exchange of such debt securities.

Principal, premium, if any, and interest, if any, on the debt securities will be payable and the debt securities will be transferable, at the office or agency of the trustee, provided that payment of interest, if any, may be made, at our option, by check mailed to the address of the person entitled thereto as it appears in the security register.

The indenture provides for more than one trustee, each with respect to one or more different series of debt securities. If at any time there are two or more trustees, each with respect to different series of debt securities, the term debt securities shall refer to the one or more series with respect to which each respective trustee is acting.

Unless otherwise provided in the prospectus supplement, the debt securities will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness.

The debt securities may be issued in fully registered form without coupons and, unless otherwise specified in the prospectus supplement, in denominations of $1,000 and multiples of $1,000. If debt securities are issued in bearer form, we may modify the form of debt security, payment procedures and other related matters, as appropriate. The prospectus supplement will indicate whether the debt securities will be in registered or bearer form, the denominations to be issued, the procedures for payment of interest and principal thereon and other matters. No service charge will be made for any transfer or exchange of the debt securities, but either we or the trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Global Securities

We may also issue debt securities of a series in whole or in part, in the form of one or more global securities that will be deposited with, or on behalf of, the depository identified in the prospectus supplement relating to such series for purposes of book entry registration and transfer. Unless and until it is exchanged in whole or in part for debt securities in definitive form, a global security may not be transferred except as a whole by or to the depository for such global security or its successor, or any nominee of such depository or successor depository.

The specific terms of the depository arrangement with respect to any series of debt securities and the rights of and limitations on owners of beneficial interests in global securities representing debt securities will be described in the prospectus supplement relating to such debt securities.

Certain Covenants of Gannett

Limitations of Liens.    We will covenant that, so long as any of the debt securities issued under the indenture remain outstanding, we will not, nor will we permit any of our restricted subsidiaries, to issue, assume or guarantee any indebtedness for money borrowed secured by any mortgage, security interest, pledge, lien or other encumbrance on any of our assets or on any asset of our restricted subsidiaries, unless the outstanding debt securities are secured equally and ratably with such secured indebtedness. The term “restricted subsidiary” refers to any subsidiary as of December 26, 1982, which at such date was primarily engaged in the business of newspaper publishing.

Notwithstanding the above, this restriction shall not apply to:

•	mortgages on property existing at the time that it is acquired;

•

mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with us or one of our restricted subsidiaries, or at the time of a sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to us or one of our restricted subsidiaries;

•	mortgages securing our indebtedness or indebtedness of one of our restricted subsidiaries owing to a restricted subsidiary or to us;

•

mortgages on property to secure indebtedness incurred for the purpose of financing all or any part of the price of acquisition, construction or improvement of such property, which indebtedness is incurred pursuant to a commitment obtained prior to or within 12 months after the later of such acquisition, completion of such improvements or construction or the placing in operation of such property;

•

mortgages in favor of the United States of America or any state thereof, or any political subdivision thereof, or in favor of any other country or any political subdivision thereof, to secure payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such mortgages (including without limitation mortgages incurred in connection with pollution control, industrial revenue or similar financings);

•	mortgages existing on January 27, 1986; or

•	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in the foregoing clauses.

Notwithstanding the above, we may or any of our restricted subsidiaries may, without securing the outstanding securities, issue, assume or guarantee secured indebtedness which would otherwise be subject to the above restrictions, provided that the aggregate amount of such indebtedness which, together with all attributable debt in respect of sale and leaseback transactions not otherwise permitted by the indenture, would then be outstanding (not including secured indebtedness under the foregoing exceptions) does not exceed 5% of our consolidated shareholders’ equity as of the end of the fiscal year preceding the date of such determination. The term “attributable debt” is defined as the present value (discounted as provided in the indenture) of the obligation of a lessee for net rental payments during the remaining term of any lease entered into in connection with a sale and leaseback transaction.

Limitation on Sale and Leaseback Transactions.    Under the terms of the indenture, we and our restricted subsidiaries are prohibited from entering into any sale and leaseback transactions with any person (other than transactions between us and one of our restricted subsidiaries) of any of our assets or assets of our restricted subsidiaries, except for leases for a term, including renewals, of not more than three years. Notwithstanding the above, we may enter into such transactions if:

•

we or the restricted subsidiary involved would be entitled to issue, assume or guarantee indebtedness secured by the asset involved at least equal in amount to the attributable debt in respect of such transaction without equally and ratably securing the outstanding securities;

•

within a period commencing twelve months prior to the consummation of such sale and leaseback transaction and ending twelve months after such consummation, we or the restricted subsidiary involved has expended, or will expend, for our asset or assets or for the asset or assets of such restricted subsidiary an amount equal to the net proceeds from such sale and leaseback transaction; or

•

an amount equal to the greater of the fair value (in the opinion of our board of directors) of such asset or such attributable debt is applied to the retirement of our funded non-subordinated indebtedness or that of our restricted subsidiary.

Restrictions on Consolidation, Merger or Sale.    We will not consolidate with or merge into or dispose of all or substantially all of our property to any corporation unless the surviving corporation (if other than us) shall assume our obligations under the indenture and immediately after giving effect to such transactions, no event of default shall have happened and be continuing.

Events of Default, Waiver and Notice

As to each series of debt securities, an event of default is defined in the indenture as being:

•	default for 30 days in payment of any interest on the debt securities of that series;

•

default in payment of principal and premium, if any, on the debt securities of that series when due either at maturity, upon redemption including pursuant to any sinking fund, by declaration or otherwise;

•	default by us in the performance of any other of the covenants or agreements in the indenture which shall not have been remedied for a period of 60 days after notice;

•

the due acceleration of indebtedness of at least $5,000,000 outstanding aggregate principal amount for money borrowed under the terms of the instruments under which such indebtedness is issued or secured, such acceleration not having been remedied, cured or waived; and

•	various events involving our bankruptcy, insolvency or reorganization.

The indenture provides that the trustee may withhold notice to the holders of debt securities of any default (except in payment of principal of or interest or premium on the securities) if the trustee considers it in the interest of holders of debt securities to do so. No periodic evidence concerning compliance with the indenture or absence of defaults is required by the indenture.

The indenture provides that if an event of default due to the default in the payment of principal, interest or premium, if any, on any series of debt securities shall have occurred and be continuing, either the Trustee or the holders of 25% in principal amount of the debt securities of such series affected thereby then outstanding may declare the principal of all such debt securities (or, in the case of discounted debt securities, the amount payable according to the terms of such debt securities) to be due and payable immediately. The indenture also provides that if an event of default resulting from default in the performance of any other of the covenants or agreements in the indenture or from the due acceleration of indebtedness of at least $5,000,000 outstanding aggregate principal amount shall have occurred and be continuing and in various events of our bankruptcy, insolvency and reorganization, either the trustee or the holders of 25% in principal amount of all series of debt securities then outstanding for which the same entity serves as trustee (treated as one class) may declare the principal of all such debt securities to be due and payable immediately. Notwithstanding the above, upon certain conditions, including payment of past due principal and interest, such declarations may be annulled and past defaults may be waived by the holders of a majority in principal amount of the debt securities of such series then outstanding.

The holders of a majority in principal amount of the debt securities of any and all series affected and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture, provided that the holders shall have offered to the trustee reasonable indemnity against expenses and liabilities.

Defeasance

The indenture does not provide specifically for defeasance of any series of debt securities other than during the one year period immediately preceding the maturity of such series. However, we may amend the indenture to provide that, with respect to any series of debt securities to be issued after the date of the amendment, we will be entitled to defease any series of debt securities issued on or after the date thereof upon specified conditions. The defeasance amendment would provide that the indenture will cease to be of further effect with respect to a given series (except as to our obligations to compensate, reimburse and indemnify the trustee pursuant to the indenture with respect to such series), and we will be deemed to have satisfied and discharged the indenture with respect to such series, if:

•

we deposit or cause to be deposited with the trustee an amount in cash or the equivalent in securities of the government which issued the currency in which the debt securities are denominated (or government agencies backed by the full faith and credit of such government) sufficient to pay and discharge the principal at maturity of and interest, if any, to the date of maturity on such series; and

•	if we have paid or caused to be paid all other sums payable by us under the indenture with respect to such series.

The amendment would provide further that, in the event of any such defeasance, holders of those debt securities would be able to look only to that trust fund for payment of principal and premium, if any, and interest, if any, on the debt securities until maturity. The amendment would also provide that the deposit described above may only be made if the trustee has received an opinion of counsel to the effect that, as a result of the deposit, registration would not be required under the Investment Company Act of 1940, as amended, by the depositing party, the trust funds representing such deposit or the trustee.

The defeasance may be treated as a taxable exchange of the related debt securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case holders of the debt securities would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their debt securities. The holders thereafter might be required to include in income a different amount than would be includible in the absence of defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences of defeasance.

Modification of the Indenture

The indenture contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in principal amount of the debt securities of all series affected by such modification at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the debt securities; provided, that no such modification shall:

•

extend the final maturity of any debt security, or reduce the principal amount thereof (including in the case of an original issue discounted debt security, the amount payable thereon in the event of acceleration or the amount provable in bankruptcy) or any redemption premium thereon, or reduce the rate or extend the time of payment of interest thereon, or impair or affect the right of any holder of debt securities to institute suit for the payment thereof or the right of repayment, if any, at the option of the holder, without the consent of the holder of each debt security so affected, or

•	reduce the aforesaid percentage of debt securities the consent of the holders of which is required for any such modification without the consent of the holders of each debt security affected.

The indenture also permits us and the trustee to amend the indenture without the consent of the holders of debt securities in various other circumstances, including if we merge or if the trustee with respect to the debt securities of one or more series is replaced.

The Trustee

We may maintain a bank account and have other normal banking relationships with the trustee in the ordinary course of business.

DESCRIPTION OF DEPOSITARY SHARES

The description of certain provisions of any deposit agreement and any related depositary shares and depositary receipts in this prospectus and in any prospectus supplement or document incorporated by reference are summaries of the material provisions of that deposit agreement and of the depositary shares and depositary receipts. If there are differences between the applicable prospectus supplement and this prospectus, the prospectus supplement will control. These descriptions do not restate those agreements and do not contain all of the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define many of your rights as a holder of the depositary shares. For more information, please review the form of deposit agreement and form of depositary receipts relating to each series of the preferred stock, which will be filed with the SEC and will be available as described under the heading “Where You Can Find More Information” on page 3.

General

We may elect to have shares of preferred stock represented by depositary shares. The shares of any series of the preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company that we select. The prospectus supplement or incorporated document relating to a series of depositary shares will set forth the name and address of this preferred stock depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, proportionately, to all the rights, preferences and privileges of the preferred stock represented by such depositary share, including dividend, voting, redemption, conversion, exchange and liquidation rights. As of the date of this prospectus, there are no depositary shares outstanding.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement, each of which will represent the applicable interest in a number of shares of a particular series of the preferred stock described in the applicable prospectus supplement. A holder of depositary shares will be entitled to receive the shares of preferred stock, but only in whole shares of preferred stock, underlying those depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the whole number of shares of preferred stock to be withdrawn, the depositary will deliver to that holder at the same time a new depositary receipt for the excess number of depositary shares.

Dividends and Other Distributions

The preferred stock depositary will distribute all cash dividends or other cash distributions in respect of the series of preferred stock represented by the depositary shares to the record holders of depositary receipts in proportion, to the extent possible, to the number of depositary shares owned by those holders. The depositary, however, will distribute only the amount that can be distributed without attributing to any depositary share a fraction of one cent, and any undistributed balance will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary receipts then outstanding.

If there is a distribution other than in cash in respect of the preferred stock, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts in proportion, insofar as possible, to the number of depositary shares owned by those holders, unless the preferred stock depositary determines that it is not feasible to make such a distribution. In that case, the preferred stock depositary may, with our approval, adopt any method that it deems equitable and practicable to effect the distribution, including a public or private sale of the property and distribution of the net proceeds from the sale to the holders.

The amount distributed in any of the above cases will be reduced by any amount we or the preferred stock depositary are required to withhold on account of taxes.

Conversion and Exchange

If any series of preferred stock underlying the depositary shares is subject to provisions relating to its conversion or exchange as set forth in an applicable prospectus supplement, each record holder of depositary receipts will have the right or obligation to convert or exchange the depositary shares evidenced by the depositary receipts pursuant to those provisions.

Redemption of Depositary Shares

If any series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the preferred stock depositary resulting from the redemption, in whole or in part, of the preferred stock held by the preferred stock depositary. Whenever we redeem a share of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same redemption date a proportionate number of depositary shares representing the shares of preferred stock that were redeemed. The redemption price per depositary share will be equal to the aggregate redemption price payable with respect to the number of shares of preferred stock underlying the depositary share. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately as we may determine.

After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the redemption price. Any funds that we deposit with the preferred stock depositary relating to depositary shares which are not redeemed by the holders of the depositary shares will be returned to us after a period of two years from the date the funds are deposited by us.

Voting

Upon receipt of notice of any meeting at which the holders of any shares of preferred stock underlying the depositary shares are entitled to vote, the preferred stock depositary will mail the information contained in the notice to the record holders of the depositary receipts. Each record holder of the depositary receipts on the record date, which will be the same date as the record date for the preferred stock, may then instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock underlying that holder’s depositary shares. The preferred stock depositary will try to vote the number of shares of preferred stock underlying the depositary shares in accordance with the instructions, and we will agree to take all reasonable action which the preferred stock depositary deems necessary to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting the preferred stock to the extent that it does not receive specific written instructions from holders of depositary receipts representing the preferred stock.

Record Date

Subject to the provisions of the deposit agreement, whenever

•	any cash dividend or other cash distribution becomes payable;

•	any distribution other than cash is made;

•	any rights, preferences or privileges are offered with respect to the preferred stock;

•	the preferred stock depositary receives notice of any meeting at which holders of preferred stock are entitled to vote or of which holders of preferred stock are entitled to notice; or

•	the preferred stock depositary receives notice of the mandatory conversion of or any election by us to call for the redemption of any preferred stock,

the preferred stock depositary will in each instance fix a record date, which will be the same as the record date for the preferred stock, for the determination of the holders of depositary receipts:

•	who will be entitled to receive dividends, distributions, rights, preferences or privileges or the net proceeds of any sale; or

•	who will be entitled to give instructions for the exercise of voting rights at any such meeting or to receive notice of the meeting or the redemption or conversion.

Withdrawal of Preferred Stock

Upon surrender of depositary receipts at the principal office of the preferred stock depositary, upon payment of any unpaid amount due the preferred stock depositary, and subject to the terms of the deposit agreement, the owner of the depositary shares evidenced by the depositary receipts is entitled to delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by the depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the preferred stock depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock that are withdrawn will not be entitled to deposit the shares that have been withdrawn under the deposit agreement or to receive depositary receipts.

Amendment and Termination of the Deposit Agreement

We and the preferred stock depositary may at any time agree to amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the preferred stock depositary if all outstanding shares have been redeemed or if a final distribution in respect of the underlying preferred stock has been made to the holders of the depositary shares in connection with our liquidation, dissolution or winding up. The deposit agreement may also be terminated by the preferred stock depositary as described in “—Miscellaneous” below.

Charges of Preferred Stock Depositary

We will pay all charges of the preferred stock depositary including charges in connection with the initial deposit of the preferred stock, the initial issuance of the depositary receipts, the distribution of information to the holders of depositary receipts with respect to matters on which preference stock is entitled to vote, withdrawals of the preferred stock by the holders of depositary receipts or redemption or conversion of the preferred stock, except for taxes (including transfer taxes, if any) and other governmental charges and any other charges expressly provided in the deposit agreement to be at the expense of holders of depositary receipts or persons depositing preferred stock.

Miscellaneous

Neither we nor the preferred stock depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing any obligations under the deposit agreement. The obligations of the preferred stock depositary under the deposit agreement are limited to performing its duties under the agreement without negligence or bad faith. Our obligations under the deposit agreement are limited to performing our duties in good faith. Neither we nor the preferred stock depositary is obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the preferred stock depositary may rely on advice of or information from counsel, accountants or other persons that we or the preferred stock depositary believe to be competent and on documents that we or the preferred stock depositary believe to be genuine.

The preferred stock depositary may resign at any time or be removed by us, effective upon the acceptance by its successor of its appointment. If we have not appointed a successor preferred stock depositary and the successor depositary has not accepted its appointment within 60 days after the preferred stock depositary delivered a resignation notice to us, the preferred stock depositary may terminate the deposit agreement.

DESCRIPTION OF WARRANTS

We may issue warrants from time to time in one or more series. The following description summarizes the general terms and provisions that are common to all series of the warrants we may offer pursuant to this prospectus. The specific terms relating to any series of our warrants that we offer will be described in a prospectus supplement, which you should read. Because the terms of specific series of warrants offered may differ from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that may modify or replace any information below. If there are differences between the applicable prospectus supplement and this prospectus, the prospectus supplement will control. The summary below is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the applicable warrant agreement and warrant certificate relating to each series of warrants, which will be in the form incorporated by reference in the registration statement of which this prospectus is a part.

General

We may issue warrants to purchase common stock, preferred stock, depositary shares, debt securities or any combination thereof, which we refer to in this prospectus, collectively, as the “underlying warrant securities.” Warrants may be issued independently or together with any series of underlying warrant securities offered by any prospectus supplement and may be attached to or separate from the underlying warrant securities. The warrants will be issued under warrant agreements which we will enter into with a bank or trust company, as warrant agent, which will be set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants.

If warrants are offered, the prospectus supplement will describe the terms of the warrants, including the following:

•	the title of the warrants;

•	the aggregate number of warrants;

•	the offering price or prices;

•	the currency or currencies in which warrants may be purchased;

•

the designation and terms of the underlying warrant securities purchasable upon the exercise of the warrants and the number of such underlying warrant securities issuable upon exercise of the warrants;

•	if applicable, the designation and terms of the underlying warrant securities with which the warrants are issued and the number of warrants issued with each underlying warrant security;

•	the price at which and the currency or currencies, including composite currencies, with which the underlying warrant securities purchasable upon the exercise of the warrants may be purchased;

•	the date on and after which the warrants and the underlying warrant securities will be separately transferable;

•	if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;

•	the date on which the right to exercise the warrants shall commence and the date on which such right shall expire, referred to as the expiration date (subject to any extension);

•	whether the warrants represented by the warrant certificates will be issued in registered or bearer form;

•	information with respect to book-entry procedures, if any; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange or exercise of the warrants.

Amendments and Supplements to Warrant Agreement

The warrant agreement for a series of warrants may be amended or supplemented without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders of the warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts and/or stock purchase units from time to time. The following description summarizes the general terms and provisions of the stock purchase contracts and/or stock purchase units that we may offer pursuant to this prospectus. The specific terms relating to any stock purchase contracts and/or stock purchase units that we offer will be described in a prospectus supplement, which you should read. Because the terms of the specific stock purchase contracts and/or stock purchase units offered may differ from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that may modify or replace any information below. If there are differences between the applicable prospectus supplement and this prospectus, the prospectus supplement will control. The summary below is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the applicable stock purchase contract or stock purchase unit agreement, which will be in the form incorporated by reference in the registration statement of which this prospectus is a part at or prior to the time of the issuance of those stock purchase contracts or stock purchase units, as well as, if applicable, any collateral arrangements or depositary arrangements relating to those stock purchase contracts or stock purchase units.

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to holders, a specified number of shares of common stock, preferred stock or depositary shares at a future date. The consideration per share of common stock, preferred stock or depositary shares may be fixed at the time that the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. Any such formula may include anti-dilution provisions to adjust the number of shares issuable pursuant to such stock purchase contract upon the occurrence of certain events. The stock purchase contracts may be issued separately or as a part of units, which we refer to as stock purchase units, consisting of a stock purchase contract and our debt securities or debt obligations of third parties, including U.S. Treasury securities, in each case securing holders’ obligations to purchase common stock, preferred stock or depositary shares under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to holders of the stock purchase units, or vice versa, and such payments may be unsecured or prefunded. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

PLAN OF DISTRIBUTION

We may sell the offered securities in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to dealers or underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution to our existing security holders.

We will set forth in a prospectus supplement the terms of that particular offering of securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges or markets on which such securities may be listed.

Agents

We may designate agents who agree to use their reasonable efforts to solicit purchases of our securities for the period of their appointment or to sell our securities on a continuing basis.

Underwriters

If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. Subject to such conditions, the underwriters will be obligated to purchase all the securities of the series offered if they purchase any of the securities of that series. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe the nature of any such relationship in any prospectus supplement naming any such underwriter.

Direct Sales

We may also sell securities directly to one or more purchasers without using underwriters or agents.

Trading Markets and Listing of Securities

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on The New York Stock Exchange. We may elect to list any other class or series of securities on any exchange or market, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Stabilization Activities

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of these activities at any time.

Delayed Delivery Contracts

We may authorize agents and underwriters to solicit offers to purchase securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than, and unless we otherwise agree, the aggregate proceeds of securities pursuant to delayed delivery contracts shall not be less than, nor more than, the respective proceeds stated in the prospectus supplement. Purchasers with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but shall in all cases be subject to our approval. Delayed delivery contracts will not be subject to any conditions except that the purchase by an institution of the securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject. A commission indicated in the applicable prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by us.

The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the applicable prospectus supplement.

Other

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents who may be deemed to be underwriters as defined in the Securities Act and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents or their affiliates may be customers of, engage in transactions with or perform services for us or our affiliates in the ordinary course of business.

LEGAL MATTERS

Certain legal matters will be passed on for Gannett by Todd A. Mayman, Esq., Vice President, Associate General Counsel and Secretary of Gannett, Nixon Peabody LLP, Washington, D.C. and Hogan & Hartson L.L.P., and for any underwriters by Simpson Thacher & Bartlett LLP, New York, New York. As of June 25, 2006, Mr. Mayman beneficially owned 55,358 shares of Gannett common stock, including 52,040 shares which Mr. Mayman has the right to acquire within 60 days of July 25, 2006 upon the exercise of stock options.

EXPERTS

The consolidated financial statements of Gannett Co., Inc. for 2005 appearing in our most recent Annual Report (Form 10-K) for the year ended December 25, 2005, and Gannett Co., Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 25, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Gannett Co., Inc. for the years ended 2004 and 2003 are incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 25, 2005 and have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.